1982
2002


SEC MAIL PROCESSING
RECEIVED
APR 2 1 2003
WASH. D.C. 207 SECTION


03056647

2002 ANNUAL REPORT

20 Years

CCB
Central Coast Bancorp

TABLE OF CONTENTS



TO OUR VALUED SHAREHOLDERS AND CUSTOMERS:

Back on June 9, 1982, a seed was planted for what was to become a remarkable success story in community banking. An organizational office for the Farmers & Merchants Bank of Salinas opened on that date creating a new commercial bank focused on serving growers and businesses throughout the agriculturally-rich Salinas Valley. Twenty years later, the Bank has evolved into Central Coast Bancorp, with its subsidiary Community Bank of Central California. The Bank has expanded its market coverage into San Benito, Santa Clara and Santa Cruz counties, and has grown to twelve full service branches.

Our twenty-year anniversary celebration caps an exciting yet challenging fiscal year for our Company. This past year was marked by a sluggish national economy, interest rate levels reaching new lows and an uncertain international situation. Central Coast Bancorp nevertheless accomplished notable achievements to remain one of California's strongest financial institutions. We opened our first banking office in Santa Clara County in the spring of 2002; the Gilroy branch quickly surpassed our original goals, reaching more than $10 million in deposits and $21 million in loans in less than eight months time.

Community Bank made significant gains in market share as well during 2002. The FDIC Summary of Deposits Report as of June 30, 2002 revealed that Community Bank held a deposit market share of 15.3% in Monterey County. That makes the Bank the third-largest financial institution in the area and only $6.1 million away from second-place.

We are very pleased that fiscal year 2002 was the nineteenth consecutive year of increased earnings since we first opened our doors to customers back in 1983. Our net income for 2002 grew 10.7% to $10,528,000, compared to $9,509,000 for the previous year. The Company's total assets topped the $900 million mark, with an increase of $116,866,000 (14.6%) from year-end 2001. A second straight year of very strong loan demand pushed our total loans to $745,353,000, an increase of $139,053,000, or 22.9% over the prior year. Deposit growth in 2002 rose $101,640,000 to a total of $826,502,000, for a solid gain of 14.0%. We have since rewarded our shareholders with a 10% stock dividend, the seventeenth stock dividend or stock split in the Company's twenty-years of business.

As we enter 2003, Central Coast Bancorp continues to look for excellent growth opportunities. We started the new year by opening a branch in downtown Monterey to deliver our brand of relationship banking to the important Monterey business community.

On behalf of the hard-working staff and Board of Directors, we are pleased to present to you our 2002 Annual Report. As always, we welcome your comments and questions. Thank you once again for trusting and supporting award-winning and locally-owned Central Coast Bancorp...over the last 20 years.

Sincerely,

Nick Ventimiglia
CEO/Chairman of the Board

John McCarthy
President/COO

FINANCIAL DATA

In thousands (except per share data)	2002	2001	2000	1999	1998
	As of and for the Year Ended December 31				
Operating Results					
Total Interest Income	$50,501	$51,747	$51,415	$41,517	$37,354
Total Interest Expense	13,955	18,360	18,290	13,648	13,319
Net Interest Income	36,546	33,387	33,125	27,869	24,035
Provision for Loan Losses	3,584	2,635	3,983	1,484	159
Net Interest Income After Provision for Loan Losses	32,962	30,752	29,142	26,385	23,876
Noninterest Income	3,665	3,129	2,433	2,231	2,084
Noninterest Expenses	20,496	19,223	17,408	16,043	13,859
Income before Income Taxes	16,131	14,658	14,167	12,573	12,101
Income Taxes	5,603	5,149	5,241	4,522	4,948
Net Income	$10,528	$9,509	$8,926	$8,051	$7,153
Basic Earnings Per Share	$1.06	$0.95	$0.85	$0.75	$0.71
Diluted Earnings Per Share	1.02	0.92	0.83	0.73	0.65
Financial Condition and Capital - Year-End Balances					
Total Loans	$745,353	$606,300	$473,395	$395,597	$312,170
Total Assets	919,132	802,266	706,693	593,445	543,933
Total Deposits	826,502	724,862	633,209	518,189	489,192
Shareholders' Equity	78,076	65,336	59,854	53,305	51,199
Financial Condition and Capital - Average Balances					
Total Loans	$668,069	$522,884	$424,172	$352,936	$275,850
Total Assets	858,009	727,198	632,953	562,073	499,354
Total Deposits	772,111	648,664	565,487	494,266	447,598
Shareholders' Equity	72,519	62,918	55,762	52,069	47,587
Selected Financial Ratios					
Return on Average Total Assets	1.23%	1.31%	1.41%	1.43%	1.43%
Return on Average Shareholders' Equity	14.52%	15.11%	16.01%	15.46%	15.03%
Average Shareholders' Equity to Total Average Assets	8.45%	8.65%	8.81%	9.26%	9.53%

SELECTED FINANCIAL DATA


Net Income
$12,000
10,000
8,000
6,000
4,000
2,000
1998
1999
2000
2001
2002


Diluted EPS
$1.20
1.00
0.80
0.60
0.40
0.20
1998
1999
2000
2001
2002


Total Loans
$800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
1998
1999
2000
2001
2002


Total Deposits
$900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
1998
1999
2000
2001
2002


Total Assets 1983-2002
$1,000,000,000
$900,000,000
$800,000,000
$700,000,000
$600,000,000
$500,000,000
$400,000,000
$300,000,000
$200,000,000
$100,000,000
$0
1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

OUR 20 YEAR HISTORY

February 23, 1983 remains a memorable day for everyone associated with Central Coast Bancorp and its wholly-owned subsidiary, Community Bank of Central California. That date marked the opening of the first "Farmers & Merchants Bank of Salinas" branch, founded by a group of Salinas Valley business leaders eager to develop a locally owned bank. Technically, the beginning of our Company's 20-year success story was earlier, as we "quietly" accumulated more than $7 million in capital by the time the first customers entered our lobby! Later that year, our name was shortened to "Bank of Salinas" in order to set us apart from other "Farmers & Merchants" Banks in the Western United States. The new Bank of Salinas quickly established itself as a first-class financial institution, focusing on customer service, community involvement, and financial performance.

The downtown Salinas branch stood as the Company's only banking office until 1989, when we established a second branch in southern Monterey County. King City became an important anchor to serve additional businesses in the agriculturally-rich Salinas Valley. Following the formation of our holding company, Central Coast Bancorp, in late 1994, we began to take

Farmers & Merchants Bank of Salinas incorporated (8/6/82)

Ribbon-cutting of Salinas branch (2/23/83)
Bank's name formally changed to "Bank of Salinas" (9/19/83)
Courier service for customers established (11/83)

Monterey Bay Aquarium opens (10/20/84)

Pope John Paul II visits Monterey Peninsula (9/17/87)
Bank tops $100 million in assets (12/31/87)

Bank opens its 2nd branch—King City (12/1/89)

Monterey Bay National Marine Sanctuary established (9/18/92)


1982
1983
BANK OF SALINAS
1984
© Monterey Bay Aquarium
Randy Wilder
1987
1989
1992

OUR 20 YEAR HISTORY

advantage of many expansion and growth opportunities in local markets. Since 1996, the Company has added two offices through a merger, acquired two more from another financial institution, and developed six new branches in our four-county market area. We changed our name again in 1999 to Community Bank of Central California, reinforcing our reputation as the "Premier Local Bank," devoted to the communities we serve through reinvestment, corporate donations and volunteerism. The Bank's growth allowed us to expand our services into additional sectors of the local economy, including tourism, manufacturing, real estate, local municipalities and education.

We invite you to view the highlights of our past through the 20-year timeline displayed along the bottom of these pages. As you can see, there is plenty of history associated with Central Coast Bancorp and Community Bank. While we confidently grow toward the one-billion dollar mark in total assets, we thank you for your continued trust and confidence as part of this success story!


Central Coast Bancorp formally created as bank holding company (12/28/94)
Cal State Monterey Bay opens to students (8/28/95)
Bank adds branches in Seaside and Marina through merger with Cypress Coast Bank (5/31/96)
Bank opens branch in New Monterey (1/97)
Bank acquires branch in Castroville (2/21/97)
Bank acquires branch in Gonzales (2/21/97)
Gonzales branch moves to current location (4/6/98)
National Steinbeck Center opens (6/27/98)
Bank opens branch in Westridge Shopping Center (12/14/98)
Company tops $500 million in assets (12/31/98)
1994
1995
1996
1997
1998

A W A R D S

Strong financial performance has been the hallmark of Central Coast Bancorp and Community Bank of Central California throughout our twenty-year history. As a result, we consistently receive the highest awards and accolades in the banking industry, such as:



- Community Bank has been awarded "Super Premier Performance" (highest classification) by The Findley Reports for thirteen consecutive years—the best record of any Monterey County-based financial institution. (April 2003)



- Community Bank has earned the top rating (Green code & 3 stars, with Blue Ribbon recognition) from Veribanc, Inc., based on fourth quarter 2002 financial results. (March 2003)



- Bauer Financial Reports has listed Community Bank as a four-star (excellent) or five-star (superior) bank for more than twelve years.
- U.S. Banker magazine ranked Central Coast Bancorp as the best-performing commercial bank in California in its category; also listed the Bank as #8 for the entire United States. (July 2001)
- Community Bank received an "outstanding" rating (top level) from the Federal Deposit Insurance Corporation for adherence to Community Reinvestment Act regulations. (April 2001)

1999

Joining of Bank of Salinas and Cypress Bank complete; name changed to "Community Bank of Central California" (7/12/99)

New Monterey branch moves to current location (11/8/99)

Marina branch moves to current location (11/22/99)

2000

Bank enters Santa Cruz County; opens branch in Watsonville #9 (6/19/00)

Bank enters San Benito County; opens branch #10 in Hollister (10/16/00)

2002

Bank enters Santa Clara County; opens branch #11 in Gilroy (4/15/02)

Company tops $900 million in assets (12/31/02)

2003

Bank opens branch #1 in Downtown Montere (1/21/03)



OUR COMMUNITY

The word "community" calls to mind a wide range of definitions and connotations. One description found in Webster's Dictionary is that of a group of people who share a common interest within our society. That could easily portray the group of customers who rely on Community Bank of Central California for financial products and services. It equally represents the commitment of our Company to invest in the neighborhoods, towns and cities in which our customers live and work.

Contributing to the success of our local communities is a top priority, and remains a significant facet of our Company's Mission Statement. Community Bank donates thousands of dollars every year to community organizations through event sponsorships and special pledges. Our employees also contribute their time and energy to volunteer at important community events and to participate in many organizations.

On the following pages, we honor the more than 200 organizations and agencies who help make our communities a better place to live and do business. They are the community partners of Community Bank.

The National Steinbeck Center showcases the legacy of Salinas' most famous writer, attracting nearly 100,000 visitors every year. Pictured from left to right: board members Bill Ramsey and Jay De Serpa, Executive Director Kim Greer.





COMMUNITY BANK COMMUNITY PARTNERS

AG Against Hunger
ARIEL Theatrical, Inc.
AYSO Region 256
Adult Literacy Program
Agri-Culture
Alliance on Aging
American Cancer Society
American Heart Association
American Legion Riders
American Red Cross
Appolonia Foundation
Big Brothers Big Sisters of Monterey County
Big Brothers Big Sisters of Santa Cruz County
Boys and Girls Clubs of Monterey County
Boys and Girls Clubs of Salinas Valley
Boy Scouts of America,
Monterey Bay Area Council
Business and Education Alliance
of the Monterey Peninsula
California Ag Leadership Program
California Coastal Rural Development
Corporation
California International Air Show
California Rodeo Association
California Rodeo Cowboy Poetry Gathering
California Women in Agriculture
Carmel Valley Rotary Club
Castroville Artichoke Festival
Castroville Chamber of Commerce
Castroville Rotary Club
Center for Community Advocacy
Central Coast YMCA
CHISPA
Charitable Council CIE
Cherryis Jubilee
Child Abuse Prevention Council
Children's Services International
Christians in Commerce, Salinas Valley Chapter
Coalition of Scholarship Organizations
Community Development
Residential Loan Program
Community Foundation of Monterey County
Community Health Services
Community Partnership for Youth
Community Solutions
Compari Club of Monterey
Continental Little League
Cultivating Peace
Cypress Gymnastics Club
Dixieland Monterey
Don Chapin Endowment Fund
DanceKids, Inc.
Economic Development Corporation
of San Benito County
Elephants of Africa Rescue Society
Entre Nous Society
Festa Italia
First Night Monterey
Food Bank for Monterey County
Foundation for Monterey County Free Libraries
Franciscan Workers of Junipero Serra
Friends of the Castroville Library
Friends of the Salinas Public Library
Gambetta Little League
Gateway Center
Gilroy Chamber of Commerce
Girl Scouts, Monterey Bay Council
Gonzales 4-H Club
Gonzales Chamber of Commerce
Gonzales High Booster Club
Gonzales Lions Club
Gonzales PTCA
Gonzales Rotary Club
Gonzales Union High School Sober Grad
Gonzales Volunteer Fire Department
Gonzales Young Farmers
Gonzales Youth Softball
Greenfield Rotary Club
Hartnell College Foundation
Hartnell College, South County program
Hazel Hawkins Hospital Foundation
Hispanic Chamber of Commerce
of Monterey County
Hollister Downtown Association
Hollister Independence Day Rally
Hollister Little League
Hollister Recreation
Hollister Rotary Club
Hollister Youth Football and Cheer
Hope Rehabilitation
Hospice Foundation for the Central Coast
Housing Advocacy Council
Italian American Cultural Center
Italian Catholic Federation
Italian Heritage Society
John XXIII AIDS Ministry
Junior League of Monterey County
King City Chamber of Commerce
King City Lions Club
King City Rotary Club
King City Salsa Fest Committee
King City Young Farmers
Kinship Center
Kiwanis Club of Monterey
Leadership Gilroy Foundation
Leadership Salinas Valley
Legal Services for Seniors
Lynnis Benefit Golf Tournament
Madonna del Sasso School
Madonna Manor
Marina International Festival of the Winds
Marina Kiwanis Club
Marina Larger Library Committee
Marina Public Safety Department D.A.R.E.
Marina Rotary Club
Marina Soccer Association
Meals on Wheels of the Salinas Valley
Mee Memorial Hospital
Merritt Street Corridor Redevelopment
Monterey & Salinas Valley Model
Railroad & Historical Society
Monterey Bay Blues Festival
Monterey Bay Links
(Continued on next page...)



The Boys & Girls Clubs of Monterey County provide a safe, educational and fun environment to more than 3300 young members on the Monterey Peninsula. Associate Director Ron Johnson (above) takes a brief respite while hundreds of children enjoy their after-school activities at the Seaside facility.

Community Housing Improvement Systems and Planning Association, or CHISPA, is the largest, private, non-profit housing developer in Monterey County. CHISPA has created more than 1500 housing units for low-income families, many of whom help construct their own houses. Pictured from left to right: President & CEO Alfred Diaz-Infante, Wendy Elliott, Chief Financial Officer Norm Kolpin, Hector Burgos, David Cooke, Dana Cleary and Gabriel Torres.


CHISPA
We Build Neighborhoods



Executive Director Carol Biddle stands before the new State headquarters for Kinship Center south of Salinas. The state-of-the-art facility, set to open in April 2003, will host major programs to facilitate adoption and foster care in the area.

COMMUNITY BANK COMMUNITY PARTNERS

Monterey Bay Salmon & Trout Project
Monterey Bay Strawberry Festival
Monterey County Association of Families Caring for Children
Monterey County Convention and Visitors Bureau
Monterey County Deputy Sheriff's Police Activities League
Monterey County Fair
Monterey County Hospitality Association
Monterey County Overall Economic Development Commission
Monterey County Agriculture & Rural Life Museum
Monterey County Swiss-American Club
Monterey County Vietnam Veteran's Memorial Committee
Monterey Peninsula Chamber of Commerce
Monterey Rotary Club
Monterey Symphony
Moss Landing Antique Street Fair
Moss Landing Chamber of Commerce
Multiple Sclerosis Community Services
NAACP, Monterey Peninsula Branch
NAACP, Salinas Branch
National Association of Women in Construction, Monterey Chapter
National Kidney Foundation of Northern California
National Steinbeck Center
Native Sons of the Golden West
Natividad Medical Foundation
New Monterey Business Association
North Monterey County High School Athletic Booster Club
North Monterey County High School Band
Northern California American Red Cross
Notre Dame High School Foundation
Old Monterey Business Association
Oldtown Salinas Association
Ombudsman for Long Term Care
Opera Institute of California
Pacific Grove Rotary Club
Pajaro Valley Chamber of Commerce
Pajaro Valley Community Health Trust
Pajaro Valley Tremblers Softball
Palma High School Foundation
Prunedale Chamber of Commerce
Redevelopment Agency, City of Seaside
Rob's Run, Inc.
Rotary Club of Freedom
Royal Oaks 4-H Club
The Russian-American Circle
Sacred Heart Parish School
Salinas Adult School
Salinas Bowling Association
Salinas Elks Lodge
Salinas High School Athletic Booster Club
Salinas High School Sober Grad Night
Salinas Jaycees
Salinas Order Sons of Italy
Salinas Pony Baseball
Salinas Redevelopment Agency
Salinas Rotary Club
Salinas United Business Association
Salinas Valley Business Women's Network
Salinas Valley Chamber of Commerce
Salinas Valley Ducks Unlimited
Salinas Valley Fair Foundation
Salinas Valley JACL
Salinas Valley Memorial Healthcare System
Salinas Valley Memorial Hospital Foundation
Salinas Valley Wildcats Fastball Softball Team
Salinas Valley Youth Soccer League
The Salvation Army, Salinas Corps
The Salvation Army, Seaside
San Benito County Chamber of Commerce
San Benito County Fair
San Benito County Farm Bureau
San Benito High School graduation committee
San Juan Bautista/Aromas Rotary Club
San Juan Bautista Chamber of Commerce
Santa Cruz County Fair
Santa Cruz County Farm Bureau
Seaside American Legion
Seaside Children's Center
Seaside Parade of Champions
Seaside/Sand City Chamber of Commerce
Shelter Outreach Plus
Sisterhood Temple Beth El
South Monterey County Sportsmen Association
SPCA of Monterey County
Special Olympics of Monterey County
Spreckels Union Educational Foundation
Spreckels Volunteer Fire Department
Steinbeck PTC
Steinbeck Rotary Club
Sun Street Centers
The Western Stage
United Way of Monterey County
United Way of San Benito County
Volunteer Center of Monterey County
Watsonville High School Sober Grad Night
Washington Union Educational Foundation
Watsonville Community Hospital Foundation
Watsonville Fly-In & Air Show
Women's Crisis Support/ Defensa De Mujeres
YMCA of San Benito County

Now in its 35th year, Sun Street Centers offers community-based programs to end alcohol and/or drug dependence in Monterey County. On any given day, an estimated 2,000 individuals receive help through Sun Street's services. Pictured, from left to right: Jess Calderon, Cheryl Jones, Rose Colon, Marie Kassing, Executive Director Linda Sanchez, and Michelle Sgarlato.


Sun Street Centers



Members of "Friends of the Castroville Library" are poised to bring a new, larger library at this Castroville park. Accompanying the library design are, left to right: Dee Maitland, Nancy Ausonio, Cosme Padilla, Librarian Shirley Dawson, Peg Shaughnessy and Sharon Green.



Meals on Wheels of the Salinas Valley serves more than 170,000 nutritious meals to the disabled, elderly or homebound every year. Above, volunteer Bob Blalock (left) waits as One Main Street Cafe employee Daniel Sanchez loads the van with trays of hot food. Executive Director Linda O'Brien is at right.



THANK YOU

Central Coast Bancorp is fortunate to have some of the hardest-working, customer-oriented employees in the banking industry today. Our "extended family" of more than 250 employees has grown with us and now stretches into four counties of Central California. Our appreciation goes to the distinguished employees below for their long-term dedication to Central Coast Bancorp - between 18 and 20 years, to be exact. As a Company shareholder or Bank customer, chances are you have received excellent customer or financial service over the years from at least one of these fine employees.



(From left to right): Robyn Gomez, Dodie Duran, Karyn Johnson, Lola Rocha, Linda Lee, Kathy Granger, Patty Merritt, Jennie Yaeger (not pictured: Melody Uribe, Nick Ventimiglia)

Name	Hired as:	Current Position:
1. Nick Ventimiglia	President/CEO	CEO/Chairman of the Board
2. Lola Rocha	Customer Service Representative	AVP/Credit Analyst
3. Robyn Gomez	Customer Service Representative	VP/Deposit Services Manager
4. Dodie Duran	Switchboard Receptionist	Tripsaver Services Officer
5. Linda Lee	Administrative Assistant	VP/Shareholder Relations Officer
6. Karyn Johnson	Information Management Specialist	VP/Management Information Systems Manager
7. Patty Merritt	Administrative Assistant	Real Estate/ Construction Services Manager
8. Jennie Yaeger	Customer Service Specialist	AVP/Administrative Assistant
9. Kathy Granger	Switchboard Receptionist	Special Assets Officer
10. Melody Uribe	Administrative Assistant	AVP/Senior Accounting Specialist

In celebration of our twentieth anniversary, we thank all of our employees for their commitment and enthusiasm in helping our customers and in contributing to the success of our Company.

EXECUTIVE OFFICERS

Nick Ventimiglia
Chief Executive Officer

John McCarthy
President & Chief Operating Officer

Robert C. Blatter
Senior Vice President,
Loan Administrator

Carol Franchi
Senior Vice President,
Operations Administrator

Robert M. Stanberry
Senior Vice President,
Chief Financial Officer

Harry D. Wardwell
Senior Vice President,
Branch Administrator





BOARD OF DIRECTORS

C. Edward Boutonnet
President & CEO
Ocean Mist Farms
Vice Chairman of the Board

Bradford G. Crandall
Chairman, E.B. Stone & Son, Inc.
President, Proguard Inc.

Alfred P. Glover
Owner/Operator,
Glover Enterprises

Michael T. Lapsys
President, Crimson Cardinal, Inc.

Duncan L. McCarter
President and CEO,
Care Pharmacies, Inc.
Healthcare Pathway Management, Inc.
AdvantaCare Health Partners, LP
dba AdvantaCare Infusion and
AdvantaCare Medical

Robert M. Mraule, D.D.S., M.D.
Oral and Maxillofacial Surgeon

Louis A. Souza
Retired General Contractor
Investor

Mose E. Thomas, Jr.
General Manager, Chapel of Seaside, Inc.
General Manager, Mission Mortuary, Inc.
Regional General Manager, Alderwoods
Group, Inc.

Nick Ventimiglia
Chief Executive Officer,
Central Coast Bancorp
Chairman of the Board

COMPANY OFFICERS

Jayme Fields
First Vice President,
Controller

James F. Gardunio
First Vice President,
Senior Commercial Lender

John F. Grogan
First Vice President,
Senior Commercial Lender

Sandra M. Hunter
First Vice President,
SBA Loan Manager

Ron Roberts
First Vice President,
Senior Commercial Lender

Rodney Selbo
First Vice President,
Retail Products Manager

David Soares
First Vice President,
Senior Commercial Lender

Stuart Thomas
First Vice President,
Senior Commercial Lender

Daniel Walls
First Vice President,
Senior Commercial Lender

Steve Wotherspoon
First Vice President,
Real Estate Construction
Loan Manager

Renee Bailey
Vice President,
Branch Manager - Marina

Rutilia C. Baltazar
Vice President,
Branch Manager - Gonzales

Kathleen V. Banks
Vice President,
Human Resources Manager

Jim Barnes
Vice President,
Business Development Officer

Cathi Giacopuzzi Beery
Vice President,
Branch Operations Support Manager

Mike Conley
Vice President,
SBA Loan Officer

John Danelon
Vice President,
Branch Manager - Monterey
Main

Morris Fisher
Vice President,
Business Development Officer

Robyn Gomez
Vice President,
Deposit Services Manager

Olivia "Ollie" Greco
Vice President,
Assistant Real Estate
Construction Loan Manager

Sally Green
Vice President,
Branch Manager - New Monterey

Milton "Butch" Heinsen
Vice President,
Branch Manager - King City

Karyn Johnson
Vice President,
Management Information
Systems Manager

Lauren Johnson
Vice President,
Loan Operations Manager

Ronald J. Keenan
Vice President,
Commercial Loan Officer

Linda Lee
Vice President,
Shareholder Relations Officer

Pete C. Lopez
Vice President,
Commercial Loan Officer

Katie Mahan
Vice President,
Branch Manager - Watsonville

Dee Maitland
Vice President,
Branch Manager - Castroville

Carl Marscellas
Vice President,
In-House Appraiser

Pamela J. McCrumb
Vice President,
Branch Manager - Salinas

Joann Murphy
Vice President,
Central Services

Lisa Ostarello
Vice President,
Mortgage Loan Officer

Tom Rohlf
Vice President,
Commercial Loan Officer

Sal Russo
Vice President,
Business Development Officer

Debbie Salinas
Vice President,
Consumer Loan Officer

LoriAnn Koostra Sempek
Vice President,
Commercial Loan Officer

Sue Storm
Vice President,
Branch Manager - Westridge

Sheri Taylor
Vice President,
Branch Manager - Hollister

Sandi Thibodeaux
Vice President,
Branch Manager - Seaside

Alan Usher
Vice President, Information
Systems Support Manager

Carrie Van Der Linden
Vice President, Regional Business
Development Officer

Pete Welton
Vice President,
Branch Manager - Gilroy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to

Commission file number 0-25418

CENTRAL COAST BANCORP
(Exact name of registrant as specified in its charter)

STATE OF CALIFORNIA
(State or other jurisdiction of incorporation or organization)

77-0367061
(I.R.S. Employer Identification No.)

301 Main Street, Salinas, California
(Address of principal executive offices)

93901
(Zip code)

Registrant's telephone number, including area code (831) 422-6642

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
Common Stock
(no par value)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $166,515,208. As of March 7, 2003, the registrant had 9,917,241 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this Form 10-K: Part III, Items 10 through 13 from registrant's definitive proxy statement for the 2003 annual meeting of shareholders.

CENTRAL COAST BANCORP
INDEX TO
ANNUAL REPORT ON FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2002

PART I

ITEM 1. BUSINESS

GENERAL DEVELOPMENT OF BUSINESS.

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Changes to such risks and uncertainties, which could impact future financial performance, include, among others, (1) competitive pressures in the banking industry; (2) changes in the interest rate environment; (3) general economic conditions, nationally, regionally and in operating market areas, including a decline in real estate values in the Company's market areas; (4) the effects of terrorism, the threat of terrorism or the impact of potential military conflicts; (5) changes in the regulatory environment; (6) changes in business conditions and inflation; (7) changes in securities markets; (8) data processing compliance problems; (9) variances in the actual versus projected growth in assets; (10) return on assets; (11) loan losses; (12) expenses; (13) rates charged on loans and earned on securities investments; (14) rates paid on deposits; and (15) fee and other noninterest income earned, as well as other factors. This entire Annual Report should be read to put such forward-looking statements in context and to gain a more complete understanding of the uncertainties and risks involved in the Company's business. Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of the Company and the Bank.

Central Coast Bancorp (the "Company") is a California corporation, headquartered in Salinas, California and was organized in 1994 to act as a bank holding company for Bank of Salinas. In 1996, the Company acquired Cypress Bank, which was headquartered in Seaside, California. Both banks were state-charted institutions. In July of 1999, the Company merged Cypress Bank into the Bank of Salinas and then renamed Bank of Salinas as Community Bank of Central California (the "Bank"). The Bank is headquartered in Salinas and serves individuals, merchants, small and medium-sized businesses, professionals, agribusiness enterprises and wage earners located in the California Central Coast area.

On February 21, 1997, the former Bank of Salinas purchased certain assets and assumed certain liabilities of the Gonzales and Castroville branch offices of Wells Fargo Bank. As a result of the transaction the Bank assumed deposit liabilities, received cash, and acquired tangible assets. This transaction resulted in intangible assets, representing the excess of the liabilities assumed over the fair value of the tangible assets acquired.

In January 1997, the former Cypress Bank opened a new branch office in Monterey, California, so that it might better serve business and individual customers on the Monterey Peninsula. In December 1998, the former Bank of Salinas opened an additional new branch office in Salinas, California, to better provide services to the growing Salinas community.

In June of 2000, the Bank opened a new branch office in Watsonville, which is in Santa Cruz County. In October of 2000, another new branch office was opened in Hollister, which is in San Benito County. The opening of these two branch offices was a first step in expanding the Bank's service area to include communities in contiguous counties outside of Monterey County. On April 15, 2002 the Bank opened a new branch in Gilroy, which is located at the southern end of the Santa Clara Valley in Santa Clara County. These three communities are of similar economic make-up to the agricultural based communities the Bank serves in Monterey County.

As part of the Bank's continuing strategy to expand its franchise through denovo branches, a new branch was opened in downtown Monterey (Monterey Main) on January 21, 2003.

Until August 16, 2001, the Company conducted no significant activities other than holding the shares of the subsidiary Bank. On August 16, 2001 the Company notified the Board of Governors of the Federal Reserve System (the "Board of Governors"), the Company's principal regulator, that the Company was engaged in certain lending activities. The Company purchased a loan from the Bank that the Bank had originated for a local agency that was categorized as a large issuer for taxation purposes. The Company is able to use the tax benefits of such loans. The Company may purchase similar loans in the future. Upon prior notification to the Board of Governors, the Company is authorized to engage in a variety of activities, which are deemed closely related to the business of banking.

The Bank operates through its main office in Salinas and through eleven branch offices located in Castroville, Gilroy, Gonzales, Hollister, King City, Marina, Monterey (2), Salinas, Seaside and Watsonville, California. The Bank offers a full range of commercial banking services, including the acceptance of demand, savings and time deposits, and the making of commercial, real estate (including residential mortgage), Small Business Administration, personal, home equity, automobile and other installment and term loans. The Bank also currently offers personal and business Visa credit cards. It also offers ATM and Visa debit cards, travelers' checks, safe deposit boxes, notary public, customer courier and other customary bank services. Most of the Bank's offices are open from 9:00 a.m. to 5:00 p.m., Monday through Thursday and 9:00 a.m. to 6:00 p.m. on Friday. The Westridge and Monterey Main branch offices are also open from 9:00 a.m. to 1:00 p.m. on Saturdays. Additionally, on a 24-hour basis, customers can bank by telephone or online at the Bank's Internet site, www.community-bnk.com. The Bank also operates a limited service facility in a retirement home located in Salinas, California. The facility is open from 10:00 a.m. to 12:00 p.m. on Wednesday of each week. The Bank has automated teller machines (ATMs) located at each of its branch locations, the Monterey County Fairgrounds, the Soledad Correctional Training Facility Credit Union, Salinas Valley Memorial Hospital and Fort Hunter Liggett, which is located in Jolon, California. The Bank is insured under the Federal Deposit Insurance Act and each depositor's account is insured up to the legal limits thereon. The Bank is chartered (licensed) by the California Commissioner of Financial Institutions ("Commissioner") and has chosen not to become a member of the Federal Reserve System. The Bank has no subsidiaries.

The Company operates an on-site computer system, which provides independent processing of its deposits, loans and financial accounting.

The Bank concentrates its lending activities in four principal areas: commercial loans (including agricultural loans); consumer loans; real estate construction loans (both commercial and personal) and real estate-other loans. At December 31, 2002, these four categories accounted for approximately 30%, 2%, 10% and 58% of the Bank's loan portfolio, respectively.

The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, professionals and agribusiness enterprises. The Bank's deposits are not received from a single depositor or group of affiliated depositors the loss of any one of which would have a materially adverse effect on the business of the Bank. Approximately 50% of the deposits are from commercial customers, 42% are from individuals and 8% are from governmental entities and local agencies.

As of December 31, 2002, the Bank served a total of 29 state, municipality and governmental agency depositors with $58,127,000 in deposits. Of this amount $10,000,000 is attributable to certificates of deposit for the State of California. In connection with the deposits of municipalities or other governmental agencies or entities, the Bank is generally required to pledge securities to secure such deposits, except for the first $100,000 of such deposits, which are insured by the Federal Deposit Insurance Corporation ("FDIC").

As of December 31, 2002, the Bank had total deposits of $826,502,000. Of this total, $261,242,000 represented noninterest-bearing demand deposits, $127,692,000 represented interest-bearing demand deposits, and $437,568,000 represented interest-bearing savings and time deposits.

The principal sources of the Bank's revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); and (iii) interest on Federal Funds sold (funds loaned on a short-term basis to other banks). For the fiscal year ended December 31, 2002, these sources comprised 87.4%, 12.1%, and 0.5%, respectively, of the Bank's total interest income.

SUPERVISION AND REGULATION

The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. The Bank's common stock, however, is exempt from such requirements. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, annual, quarterly and other current reports with the Securities and Exchange Commission.

The Bank is licensed by the California Commissioner of Financial Institutions. Its deposits are insured by the FDIC, and it has chosen not to become a member of the Federal Reserve System. Consequently, the Bank is subject to the supervision of, and is regularly examined by, the Commissioner and the FDIC. Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for probable loan losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. The Company and the Bank are required to file reports with the Commissioner, the FDIC and the Board of Governors of the Federal Reserve System ("Board of Governors") and provide such additional information as the Commissioner, FDIC and the Board of Governors may require.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors. The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of

California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and any subsidiaries, which it may acquire or organize, are deemed to be "affiliates" of the Bank within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by the Bank to affiliates, and (b) on investments by the Bank in affiliates' stock as collateral for loans to any borrower. The Company and its subsidiaries are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

In addition, regulations of the Board of Governors promulgated under the Federal Reserve Act require that reserves be maintained by the Bank in conjunction with any liability of the Company under any obligation (demand deposits, promissory note, acknowledgement of advance, banker's acceptance or similar obligation) with a weighted average maturity of less than seven (7) years to the extent that the proceeds of such obligations are used for the purpose of supplying funds to the Bank for use in its banking business, or to maintain the availability of such funds.

The Board of Governors and the FDIC have adopted risk-based capital guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, the Company and the Bank are required to maintain capital equal to at least 8.0% of its assets and commitments to extend credit, weighted by risk, of which at least 4.0% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves.

Assets, commitments to extend credit, and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of such loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of such loans.

The Company and the Bank are subject to regulations issued by the Board of Governors and the FDIC, which require maintenance of a certain level of capital. These regulations impose two capital standards: a risk-based capital standard and a leverage capital standard.

Under the Board of Governors' risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for loan losses. Tier 2 capital may also include up to 45% of the pretax net unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

Under the Board of Governors' leverage capital standard an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the FDIC have also adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2002, the Bank and the Company are in compliance with the risk-based capital and leverage ratios described above. See Footnote 13 to the Consolidated Financial Statements in Item 8 "Financial Statements and Supplementary Data" below for a listing of the Company's and the Bank's risk-based capital ratios at December 31, 2002 and 2001.

The Board of Governors and FDIC adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" - consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" - consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" - consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" - consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch office expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without the prior approval of the FDIC and the FDIC must prohibit a critically undercapitalized institution from taking certain other actions without its prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Under the FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. The FDICIA further generally prohibits an insured state bank from engaging as a principal in any activity that is impermissible for a national bank, absent FDIC determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that the bank is, and will continue to be, within applicable capital standards. Similar restrictions apply to subsidiaries of insured state banks. The Company does not currently intend to engage in any activities which would be restricted or prohibited under the FDICIA.

The Federal Financial Institution Examination Counsel ("FFIEC") utilizes the Uniform Financial Institutions Rating System ("UFIRS") commonly referred to as "CAMELS" to classify and evaluate the soundness of financial institutions. Bank examiners use the CAMELS measurements to evaluate capital adequacy, asset quality, management, earnings, liquidity and sensitivity to market risk.

The federal financial institution agencies have established bases for analysis and standards for assessing a financial institution's capital adequacy in conjunction with the risk-based capital guidelines including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branch offices or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings.

The Bank has a current rating of "outstanding" for CRA compliance.

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from the Bank. The payment of cash dividends and/or management fees by the Bank is subject to restrictions set forth in the California Financial Code, as well as restrictions established by the FDIC. See Item 5 below for further information regarding the payment of cash dividends by the Company and the Bank.

COMPETITION

At June 30, 2002, the competing commercial and savings banks had 63 branch offices in the cities of Castroville, Hollister, Gilroy, Gonzales, King City, Marina, Monterey, Salinas, Seaside and Watsonville where the Bank has its twelve branch offices. Additionally, the Bank competes with thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers for deposit and loan customers.

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services, international banking, discount brokerage and insurance services, which the Bank is not authorized nor prepared to offer currently. The Bank has made arrangements with its correspondent banks and with others to provide some of these services for its customers. For borrowers requiring loans in excess of the Bank's legal lending limits, the Bank has offered, and intends to offer in the future, such loans on a participating basis with its correspondent banks and with other independent banks, retaining the portion of such loans which is within its lending limits. As of December 31, 2002, the Bank's aggregate legal lending limits to a single borrower and such borrower's related parties were $13,052,000 on an unsecured basis and $21,754,000 on a fully secured basis based on regulatory capital and reserves of $87,016,000

The Bank's business is concentrated in its service area, which primarily encompasses Monterey County, including the Salinas Valley area and also serves Hollister, in San Benito County, Watsonville, in Santa Cruz County, and Gilroy, in Santa Clara County. The economy of the Bank's service area is dependent upon agriculture, tourism, retail sales, population growth and smaller service oriented businesses.

Based upon data as of the most recent practicable date (June 30, 2002[1]), there were 70 operating commercial and savings bank branch offices in Monterey County with total deposits of $4,830,773,000. This was an increase of $355,860,000 over the June 30, 2001 balances. The Bank held a total of $739,306,000 in deposits, representing approximately 15.3% of total commercial and savings banks deposits in Monterey County as of June 30, 2002. In the three new expansion areas in the Cities of Gilroy, Hollister and Watsonville, at June 30, 2002, there were 9, 8 and 11 branch offices with total deposits of $490,438,000, $520,561,000 and $772,272,000, respectively. At that date, the Bank had deposits of $4,487,000, $29,994,000 and $14,989,000 in those three communities.

In order to compete with the major financial institutions in their primary service areas, the Bank uses to the fullest extent possible, the flexibility, which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the Bank's officers, directors and employees. The Bank also seeks to provide special services and programs for individuals in its primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses. In the event there are customers whose loan demands exceed the Bank's lending limits, the Bank seeks to arrange for such loans on a participation basis with other financial institutions. The Bank also assists those customers requiring services not offered by the Bank to obtain such services from correspondent banks.

Banking is a business that depends on interest rate differentials. In general, the difference between the interest rate paid by the Bank to obtain their deposits and other borrowings and the interest rate received by the Bank on loans extended to customers and on securities held in the Bank's portfolio comprise the major portion of the Bank's earnings.

Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold

[1] "FDIC Institution Office Deposits", June 30, 2002

deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

The interest rate differentials of the Bank, and therefore its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. This Agency can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States government securities, adjustments in the amount of interest-free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Bank are not predictable. In 2001, the Federal Reserve Board lowered rates eleven times for a total of 475 basis points. The Federal Funds rate went from 6.50% at the beginning of the year to 1.75% at the end of the year. Such significant rate changes were not anticipated and they adversely impacted the Bank's net interest income for 2001 and 2002. Additionally, in November of 2002, the Federal Funds rate was lowered by another 50 basis points to 1.25%. Barring any further rate reductions interest margins should remain relatively constant in 2003.

The FDIC's bank deposit insurance assessment rates currently range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. Based upon the above risk-based assessment rate schedule, the Bank's current capital ratios and the Bank's current levels of deposits, the Bank anticipates no change in the assessment rate applicable to the Bank during 2003 from that in 2002.

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch office business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

The federal financial institution agencies, especially the Office of the Comptroller of the Currency ("OCC") and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The OCC has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the OCC to engage in an activity through a subsidiary in which the bank itself may not engage.

In 1999, the Gramm-Leach-Bliley Act was signed into law (the "GLB Act"). The GLB Act eliminates most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by The Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall"). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities.

The GLB Act repeals Section 20 of Glass-Steagall which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The GLB Act includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the GLB Act

Prior to the GLB Act, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The GLB Act removes these restrictions and substantially eliminates the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies, which qualify as financial holding companies can now insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the GLB Act, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act is to require that financial institutions respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have an opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

The Company and the Bank have not determined whether or when either of them may seek to acquire and exercise new powers or activities under the GLB Act, and the extent to which competition will change among financial institutions affected by the GLB Act has not yet become clear.

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as the Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and the Bank are not currently aware of any account relationships between the Bank and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"), which responds to recent issues in corporate governance and accountability. Among other matters, key provisions of the Act and rules promulgated by the Securities and Exchange Commission pursuant to the Act include the following:

- Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.
- Revised rules on auditor independence to restrict the nature of non-audit services

provided to audit clients and to require all services provided by the independent auditor to be pre-approved by the audit committee.

- Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.

- Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.

- Enhanced criminal penalties for a broad array of white-collar crimes and increases in the statute of limitations for securities fraud lawsuits.

- Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics. The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. The ethics code must contain written standards that are reasonably designed to deter wrongdoing and to promote:

  - Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  - Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;

  - Compliance with applicable governmental laws, rules and regulations;

  - The prompt internal reporting to an appropriate person or persons identified in the code of violations of the code; and

  - Accountability for adherence to the code.

- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert." The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. To qualify as an "audit committee financial expert," a person must have:

  - An understanding of generally accepted accounting principles and financial statements;

  - The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  - Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

  - An understanding of internal controls and procedures for financial reporting; and

  - An understanding of audit committee functions.

A person must have acquired the above listed attributes to be deemed to qualify as an "audit committee financial expert" through any one or more of the following:

- Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
- Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
- Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
- Other relevant experience.

The rule contains a specific safe harbor provision to clarify that the designation of a person as an "audit committee financial expert" does not cause that person to be deemed to be an "expert" for any purpose under Section 11 of the Securities Act of 1933, as amended, or impose on such person any duties, obligations or liability greater that the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors, absent such designation. Such a designation also does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

- A prohibition on insider trading during pension plan blackout periods.
- Disclosure of off-balance sheet transactions.
- A prohibition on certain loans to directors and officers.
- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.
- Standards on professional conduct for attorneys requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, another board committee or the entire board of directors certain material violations.
- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities reducing the filing deadline to within 2 business days of the date a transaction triggers an obligation to report.
- Accelerated filing requirements for Forms 10-K and 10-Q by public companies which qualify as "accelerated filers" to be phased-in over a four year period reducing the filing deadline for Form 10-K reports from 90 days after the fiscal year end to 60 days and Form 10-Q reports from 45 days after the fiscal quarter end to 35 days.
- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the Securities and Exchange Commission.
- Proposed rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit

committee standards established pursuant to the Act. These proposed rules would establish audit committee:

- Independence standards for members;
- Responsibility for selecting and overseeing the issuer's independent accountant;
- Responsibility for handling complaints regarding the issuer's accounting practices;
- Authority to engage advisers; and
- Funding requirements for the independent auditor and outside advisers engaged by the audit committee.

The proposed audit committee rules provide a one-year phase-in period for compliance.

The Securities and Exchange Commission must adopt final rules by April 26, 2003.

The effect of the Act upon the Company is uncertain; however, it is likely that the Company will incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission and other regulatory agencies having jurisdiction over the Company. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows.

On September 28, 2002, California Governor Gray Davis signed into law the California Corporate Disclosure Act (the "CCD Act"), which became effective January 1, 2003. The CCD Act requires publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. The CCD Act requires the Company to disclose:

- The name of the company's independent auditor and a description of services, if any, performed for the company during the previous 24 months;
- The annual compensation paid to each director and executive officer, including stock or stock options not otherwise available to other company employees;
- A description of any loans made to a director at a "preferential" loan rate during the previous 24 months, including the amount and terms of the loans;
- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;
- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and
- Whether a company violated any federal securities laws or any securities or banking provisions of California law during the previous 10 years for which the company was found liable or fined more than $10,000.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Certain legislative and regulatory proposals that could affect the Bank and the banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and the Bank to increases in regulation, disclosure and reporting requirements, competition and the Bank's cost of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such and regulations may have on the Company and the Bank.

As of December 31, 2002, the Company employed 246 persons primarily on a full time basis. None of the Company's employees are represented by a labor union and the Company considers its employee relations to be good.

ITEM 2. PROPERTIES

The headquarters office and centralized operations of the Company are located at 301 Main Street, Salinas, California. The Company owns and leases properties that house administrative and data processing functions and eleven banking offices. Owned and leased facilities are listed below.

301 Main Street
Salinas, California
23,662 square feet
Leased (term expires 2007,
With two 7 1/2 year renewal options)
Current monthly rent of $22,262

1658 Fremont Boulevard
Seaside, California
2,800 square feet
Leased (term expires 2009
with one 10 year renewal options)
Current monthly rent of $5,273

10601 Merritt Street
Castroville, California
2,500 square feet
Owned

228 Reservation Road
Marina, California
3,000 square feet
Leased (term expires 2004
with three 5 year renewal options)
Current monthly rent of $3,183

400 Alta Street
Gonzales, California
5,175 square feet
Leased (term expires 2003
with three 5 year renewal options)
Current monthly rent of $4,132

599 Lighthouse Avenue
Monterey, California.
4,856 square feet
Leased (term expires 2004
with two 10 year renewal options)
Current monthly rent of $6,435

532 Broadway
King City, California
4,000 square feet
Leased (term expires 2009
with two 5 year renewal options)
Current monthly rent of $5,445

1915 Main Street
Watsonville, California
971 square feet
Leased (term expires 2003
with two 3 year renewal options)
Current monthly rent of $1,641

1285 North Davis Road
Salinas, California.
3,200 square feet
Leased (term expires 2008
with two 5 year renewal options)
Current monthly rent of $7,728

491 Tres Pinos Road
Hollister, California
2,800 square feet
Leased (term expires 2006
with one 3 year renewal option)
Current monthly rent of $4,060

761 First Street
Gilroy, California
2,670 square feet
Leased (term expires
2007 with one five year renewal option)
Current monthly rent of $5,207

439 Alvarado Street
Monterey, California
5,731 square feet
Leased (term expires 2008 with three
five year renewal options) with a one
year purchase option
Current monthly rent of $14,041

The above leases contain options to extend for five to twenty years. Included in the above are two facilities leased from shareholders at terms and conditions which management believes are consistent with the commercial lease market. Rental rates are adjusted annually for changes in certain economic indices. The annual minimum lease commitments are set forth in Footnote 5 to the Consolidated Financial Statements in Item 8 "Financial Statements and Supplementary Data" included in this report and incorporated here by reference. The foregoing summary descriptions of certain of the above leased premises are qualified in their entirety by reference to the lease agreements listed as exhibits in Part IV, Item 15 of this Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

There are no material proceedings adverse to the Company or the Bank to which any director, officer, affiliate of the Company or 5% shareholder of the Company or the Bank, or any associate of any such director, officer, affiliate or 5% shareholder of the Company or Bank are a party, and none of the above persons has a material interest adverse to the Company or the Bank.

Neither the Company nor the Bank are a party to any pending legal or administrative proceedings (other than ordinary routine litigation incidental to the Company's or the Bank's business) and no such proceedings are known to be contemplated.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

The Company's common stock is listed on the Nasdaq National Market exchange (trading symbol: CCBN). The table below presents the range of high and low prices for the common stock for the two most recent fiscal years based on information provided to the Company from Nasdaq. The prices have been restated to reflect the 10% stock dividends in February 2001 and 2003 and the 5 for 4 stock split in February 2002.

Calendar Year	Low	High
2002		
First Quarter	$ 15.10	$ 18.64
Second Quarter	15.25	22.04
Third Quarter	16.14	20.91
Fourth Quarter	15.55	18.46
2001		
First Quarter	$ 11.82	$ 14.36
Second Quarter	13.45	19.09
Third Quarter	14.00	18.25
Fourth Quarter	14.29	16.67

The closing price for the Company's common stock was $17.10 as of March 7, 2003.

(b) Holders

As of March 7, 2003, there were approximately 2,300 holders of the common stock of the Company. There are no other classes of common equity outstanding.

(c) Dividends

The Company's shareholders are entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available therefor, subject to the restrictions set forth in the California General Corporation Law (the "Corporation Law"). The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporation Law further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (1) the corporation's assets equal at least 1-1/4 times its liabilities; and (2) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least

1-1/4 times its current liabilities. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from the Bank.

The payment of cash dividends by the subsidiary Bank is subject to restrictions set forth in the California Financial Code (the "Financial Code"). The Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of (a) the bank's retained earnings; or (b) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank to the shareholders of the bank during such period. However, a bank may, with the approval of the Commissioner, make a distribution to its shareholders in an amount not exceeding the greater of (a) its retained earnings; (b) its net income for its last fiscal year; or (c) its net income for its current fiscal year. In the event that the Commissioner determines that the shareholders' equity of a bank is inadequate or that the making of a distribution by the bank would be unsafe or unsound, the Commissioner may order the bank to refrain from making a proposed distribution.

The FDIC may also restrict the payment of dividends if such payment would be deemed unsafe or unsound or if after the payment of such dividends, the bank would be included in one of the "undercapitalized" categories for capital adequacy purposes pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. Additionally, while the Board of Governors has no general restriction with respect to the payment of cash dividends by an adequately capitalized bank to its parent holding company, the Board of Governors might, under certain circumstances, place restrictions on the ability of a particular bank to pay dividends based upon peer group averages and the performance and maturity of the particular bank, or object to management fees on the basis that such fees cannot be supported by the value of the services rendered or are not the result of an arm's length transaction.

Under these provisions and considering minimum regulatory capital requirements, the amount available for distribution from the Bank to the Company was approximately $11,480,000 as of December 31, 2002.

To date, the Company has not paid a cash dividend and presently does not intend to pay cash dividends in the foreseeable future. The Company distributed a ten percent stock dividend in February 2003, a five-for-four stock split in February 2002, and a ten percent stock dividend in 2001. The Board of Directors will determine payment of dividends in the future after consideration of various factors including the profitability and capital adequacy of the Company and the Bank.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data concerning the business of the Company and its subsidiary Bank. This information should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and Management's Discussion and Analysis included in this report. The earnings per share information has been adjusted retroactively to reflect the effect of all stock dividends and stock splits.

	As of and for the Year Ended December 31				
In thousands (except per share data)	2002	2001	2000	1999	1998
Operating Results					
Total Interest Income	$ 50,501	$ 51,747	$ 51,415	$ 41,517	$ 37,354
Total Interest Expense	13,955	18,360	18,290	13,648	13,319
Net Interest Income	36,546	33,387	33,125	27,869	24,035
Provision for Loan Losses	3,584	2,635	3,983	1,484	159
Net Interest Income After Provision for Loan Losses	32,962	30,752	29,142	26,385	23,876
Noninterest Income	3,665	3,129	2,433	2,231	2,084
Noninterest Expenses	20,496	19,223	17,408	16,043	13,859
Income before Income Taxes	16,131	14,658	14,167	12,573	12,101
Income Taxes	5,603	5,149	5,241	4,522	4,948
Net Income	$ 10,528	$ 9,509	$ 8,926	$ 8,051	$ 7,153
Basic Earnings Per Share	$ 1.06	$ 0.95	$ 0.85	$ 0.75	$ 0.71
Diluted Earnings Per Share	1.02	0.92	0.83	0.73	0.65
Financial Condition and Capital - Year-End Balances					
Total Loans	$ 745,353	$ 606,300	$ 473,395	$ 395,597	$ 312,170
Total Assets	919,132	802,266	706,693	593,445	543,933
Total Deposits	826,502	724,862	633,209	518,189	489,192
Shareholders' Equity	78,076	65,336	59,854	53,305	51,199
Financial Condition and Capital - Average Balances					
Total Loans	$ 668,069	$ 522,884	$ 424,172	$ 352,936	$ 275,850
Total Assets	858,009	727,198	632,953	562,073	499,354
Total Deposits	772,111	648,664	565,487	494,266	447,598
Shareholders' Equity	72,519	62,918	55,762	52,069	47,587
Selected Financial Ratios					
Return on Average Total Assets	1.23%	1.31%	1.41%	1.43%	1.43%
Return on Average Shareholders' Equity	14.52%	15.11%	16.01%	15.46%	15.03%
Average Shareholders' Equity to Total Average Assets	8.45%	8.65%	8.81%	9.26%	9.53%

(a) Average Balance Sheet and Net Interest Margin

(1) Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential is set forth in Table One in Item 7. – "Management's Discussion and Analysis" included in this report sets forth the Company's average balance sheets (based on daily averages) and an analysis of interest rates and the interest rate differential for each of the three years in the period ended December 31, 2002 and is incorporated here by reference.

(2) Volume/Rate Analysis - Information as to the impact of changes in average rates and average balances on interest earning assets and interest bearing liabilities is set forth in Table Two in Item 7. – "Management's Discussion and Analysis" and is incorporated here by reference.

(b) Investment Portfolio

(1) The book value of investment securities at December 31, 2002 and 2001 is set forth in Note 3 to the Consolidated Financial Statements included in Item 8 – "Financial Statements and Supplementary Data" included in this report and is incorporated here by reference.

(2) The book value, maturities and weighted average yields of investment securities as of December 31, 2002 are set forth in Table Thirteen in Item 7. – "Management's Discussion and Analysis" included in this report and is incorporated here by reference.

(3) There were no issuers of securities for which the book value was greater than 10% of shareholders' equity other than U.S. Government and U.S. Government Agencies and Corporations.

(c) Loan Portfolio

(1) The composition of the loan portfolio is set forth in Table Three in Item 7. – "Management's Discussion and Analysis" included in this report and is incorporated here by reference.

(2) The maturity distribution of the loan portfolio at December 31, 2002 is set forth in Table Twelve in Item 7. – "Management's Discussion and Analysis" included in this report and is incorporated here by reference.

(3) Nonperforming Loans

The Company's current policy is to cease accruing interest when a loan becomes 90 days past due as to principal or interest, when the full timely collection of interest or principal becomes uncertain or when a portion of the principal balance has been charged off, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and uncollected interest receivable is reversed and the loan is accounted for on the cash or cost recovery method thereafter, until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent

interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well secured and in process of collection.
A loan is considered to be impaired when it is probable that the borrower will be unable to pay all of the amounts due according to the contractual terms of the loan agreement

For further discussion of nonperforming loans, refer to Table Four and the "Risk Elements" section in Item 7. – "Management's Discussion and Analysis" in this report.

(d) Summary of Loan Loss Experience

(1) An analysis of the allowance for loan losses showing charged off and recovery activity as of December 31, 2002 is summarized in Table Five in Item 7 – "Management's Discussion and Analysis" included in this report and is incorporated here by reference. Factors used in determination of the allowance for loan losses are discussed in greater detail in the "Risk Elements" section of "Management's Discussion and Analysis" included in this report and are incorporated here by reference.

(2) Management believes that any allocation of the allowance for probable loan losses into loan categories lends an appearance of exactness, which does not exist in that the allowance is utilized in total and is available for all loans. Further, management believes that the breakdown of historical losses as shown in Table Five in Item 7 – "Management's Discussion and Analysis" included in this report is a reasonable representation of management's expectation of potential losses inherent in the portfolio. However, the allowance for loan losses should not be interpreted as an indication of when charge-offs will occur or as an indication of future charge-off trends.

For further discussion, refer to Table Six in Item 7. – "Management's Discussion and Analysis" in this report.

(e) Deposits

(1) Table One in Item 7. – "Management's Discussion and Analysis" included in this report sets forth the distribution of average deposits for the years ended December 31, 2002, 2001 and 2000 and is incorporated here by reference.

(2) Table Eleven in Item 7. – "Management's Discussion and Analysis" included in this report sets forth the maturities of time certificates of deposit of $100,000 or more at December 31, 2002 and is incorporated here by reference.

(f) Return on Equity and Assets

(1) The Selected Financial Data table at page 21 of this section sets forth the ratios of net income to average assets and average shareholders' equity, and average shareholders' equity to average assets. As the Company has never paid a cash dividend, the dividend payout ratio is not indicated.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Changes to such risks and uncertainties, which could impact future financial performance, include, among others, (1) competitive pressures in the banking industry; (2) changes in the interest rate environment; (3) general economic conditions, nationally, regionally and in operating market areas, including a decline in real estate values in the Company's market areas; (4) the effects of terrorism, the threat of terrorism or the impact of potential military conflicts; (5) changes in the regulatory environment; (6) changes in business conditions and inflation; (7) changes in securities markets; (8) data processing compliance problems; (9) variances in the actual versus projected growth in assets; (10) return on assets; (11) loan losses; (12) expenses; (13) rates charged on loans and earned on securities investments; (14) rates paid on deposits; and (15) fee and other noninterest income earned, as well as other factors. This entire Annual Report should be read to put such forward-looking statements in context and to gain a more complete understanding of the uncertainties and risks involved in the Company's business. Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of the Company and the Bank.

Critical Accounting Policies

General

Central Coast Bancorp's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. The Company applies Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations to account for its stock based awards. In addition GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The allowance for loan losses is based on the probable estimated losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting. (1) Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses an historical loss view as an indicator of future losses and as a result could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, and fair market value of collateral are used to estimate those losses. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. For further information regarding our allowance for credit losses, see page 36.

Stock Based Compensation

Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount required to be paid. Because the Company's stock option plans provide for the issuance of options at a price of no less than the fair market value at the date of the grant, no compensation cost is required to be recognized for the stock option plan. For further information regarding the proforma effect on reported net income and earnings per share as if the Company had elected to recognize compensation cost based on the fair value of the options granted at the date of grant as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" see Note 1 and 9 to the Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data.

Business Organization

Central Coast Bancorp (the "Company") is a California corporation, headquartered in Salinas, California and was organized in 1994 to act as a bank holding company for Bank of Salinas. In 1996, the Company acquired Cypress Bank, which was headquartered in Seaside, California. Both banks were state-chartered institutions. In July of 1999, the Company merged Cypress Bank into the Bank of Salinas and then renamed Bank of Salinas as Community Bank of Central California (the "Bank"). As of December 31, 2002, the Bank operated eleven full-service branch offices and one limited-service branch office and conducts online banking through its web site www.community-bnk.com. The Bank is headquartered in Salinas and serves individuals, merchants, small and medium-sized businesses and professionals. The economy in the Bank's service area is heavily weighted towards agribusiness enterprises and the hospitality industry.

In June of 2000, the Bank opened a new branch office in Watsonville, which is in Santa Cruz County. In October of 2000, another new branch office was opened in Hollister, which is in San Benito County. The opening of these two branch offices was a first step in expanding the Bank's service area to include communities in contiguous counties outside of Monterey County. On April 15, 2002 the Bank opened a new branch in Gilroy, which is located at the southern end of the Santa Clara Valley in Santa Clara County. These three communities are of similar economic make-up to the agricultural based communities the Bank serves in Monterey County.

As part of the Bank's continuing strategy to expand its franchise through denovo branches, a new branch was opened in downtown Monterey (Monterey Main) on January 21, 2003.

Until August 16, 2001, the Company conducted no significant activities other than holding the shares of the Bank. On August 16, 2001, the Company notified the Board of Governors of the Federal Reserve System (the "Board of Governors"), the Company's principal regulator, that the

Company was engaged in certain lending activities. The Company purchased a loan from the Bank that the Bank had originated for a local agency that was categorized as a large issuer for taxation purposes. The Company is able to use the tax benefits of such loans. The Company may purchase similar loans in the future. Upon prior notification to the Board of Governors, the Company is authorized to engage in a variety of activities, which are deemed closely related to the business of banking.

The following analysis is designed to enhance the reader's understanding of the Company's financial condition and the results of its operations as reported in the Consolidated Financial Statements included in this Annual Report. Reference should be made to those statements and the "Selected Financial Data" presented elsewhere in this report for additional detailed information. Average balances, including such balances used in calculating certain financial ratios, are generally comprised of average daily balances for the Company. Within "Management's Discussion and Analysis" interest income and net interest income are presented on a tax equivalent basis.

Overview

For the 19th consecutive year, Central Coast Bancorp earned record net income on a year-over-year basis. Net income for 2002 increased 10.7% to $10,528,000 from $9,509,000 in 2001. Diluted earnings per share for 2002, after giving effect to the 10% stock dividend distributed on February 28, 2003, was $1.02, up 10.9% from the $0.92 reported for 2001. For 2002, the Company realized a return on average equity of 14.5% and a return on average assets of 1.23%, as compared to 15.1% and 1.31% for 2001.

At December 31, 2002, the Company had total assets of $919,132,000, which was an increase of $116,866,000 (14.6%) from year-end 2001. At December 31, 2002, loans totaled $745,353,000, up $139,053,000 (22.9%) from the ending balances on December 31, 2001. Deposit growth in 2002, which is net of a $20,000,000 decrease in State of California certificates of deposit, was $101,640,000 (14.0%). Deposits totaled $826,502,000 at year-end 2002 compared to $724,862,000 at year-end 2001.

As discussed in last year's annual report, the 475 basis point reduction in the prime interest rate during 2001 had a significant impact on the Company's net interest income. As each rate cut occurred, variable rate loans repriced immediately or, at the latest, by quarter's end. However, rates paid on deposit products were lowered as market conditions allowed and generally lagged the more immediate reduction in loan rates. As a result, the average yield earned on assets in 2001 decreased 116 basis points to 7.89% from 9.05% in 2000. Meanwhile, the average rate paid on liabilities only decreased 49 basis points to 3.80% from 4.29%. This resulted in a decrease in the net interest margin in 2001 compared to 2000 of 73 basis points to 5.15% from 5.88%.

The decrease in interest rates in 2001 continued to affect the net interest income in 2002 as the lower rates were in place for the full year. In addition, there was another 50 basis point decrease in the prime interest rate in November 2002. Thus, the average yield on earning assets for 2002 decreased 141 basis points to 6.48%. However, the rates paid on the deposit liabilities adjusted more rapidly in 2002 especially in time deposits as the higher yielding instruments matured and repriced at significantly lower rates. The average rate paid on liabilities for 2002 decreased 138 basis points to 2.42%. The overall effect on the net interest margin was a decrease of 42 basis points to 4.73% in 2002 as compared to the 73 basis point decrease in 2001.

The cumulative effect of the two-year growth in average earning assets of $219,237,000 (38.0%) from $577,287,000 in 2000 to $796,524,000 in 2002 very nearly offset the decrease in interest income due to the lower rates. This growth coupled with the lower rates paid on the deposit liabilities resulted in an increase in net interest income of $3,176,000 (9.2%) to $37,665,000 for 2002 compared to an increase of $562,000 in 2001 over 2000.

One key measure of the acceptance by our local communities of our banking franchise is provided by the FDIC/OTS Summary of Deposits annual "Market Share Report" issued in December of each year as of June 30th. This year's report states that Community Bank was the third largest bank serving Monterey County with a deposit market share of 15.30% up from 14.37% in 2001. The Bank was just $6.1 million under the second largest. The Bank also increased its market share in each of the communities it serves outside of Monterey County. By year-end 2002, the Bank's deposits had increased an additional $40.4 million from the June 30 totals. The Bank made another step forward in January 2003 by opening a branch in downtown Monterey. We believe our attention to customer service, close involvement with the communities we serve and emphasis on relationship banking have been instrumental to our continuing year-after-year growth in earnings, assets and deposits.

For the second straight year, the economic data suggests that the country will continue to have a slow recovery. If the short-term interest rates remain stable, we expect the Bank's net interest margin to hold around the fourth quarter 2002 level of approximately 4.75%. With a relatively constant net interest margin, the year-over-year effect of the 2002 growth in earning assets will support growth in the level of interest income. Other factors that remain key for earnings growth are the continuing development of solid banking relationships, the continued emphasis on loan quality and continued cost control. As we celebrated the Bank's twentieth anniversary in February 2003, we looked forward with cautious optimism based on our evaluation of economic and Bank performance data available to us to continuing our record of continued earnings growth in 2003.

(A) Results of Operations

Net Interest Income/Net Interest Margin (fully taxable equivalent basis)

Net interest income represents the excess of interest and fees earned on interest-earning assets (loans, securities and federal funds sold) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets. These items have been adjusted to give effect to $1,119,000, $1,102,000 and $802,000 in taxable equivalent interest income on tax-free investments for the years ending December 31, 2002, 2001 and 2000.

Net interest income for 2002 was $37,665,000, which was a $3,176,000 (9.2%) increase over 2001. The increase was in spite of interest income decreasing $1,229,000 to $51,620,000 in 2002. The year-over-year effect of the 475 basis point decrease in prime rate in 2001 coupled with an additional 50 basis point decrease in November of 2002 caused the yield on average assets in 2002 to decrease 141 basis points to 6.48%. The lower rates reduced interest income by $12,151,000. The largest portion of the decrease ($10,935,000) was related to the loan portfolio, as the average rate earned decreased 167 basis points to 6.74%. The rates earned on the taxable investment portfolio decreased 100 basis points to 5.03%. This decrease reduced interest income on those securities $771,000. Because of the continuing loan demand, the proceeds from maturities of securities and the growth in deposits were utilized to fund the growth in loans. The average balance of taxable investment securities decreased $22,594,000 to $76,894,000. This change reduced interest income by $1,362,000. The growth in the loan portfolio resulted in an increase in the average loan balance of $141,984,000 for 2002. These higher balances added $11,941,000 to interest income and helped to offset the decreases detailed above.

The impact on net interest income caused by the lower interest income during 2002 was more than offset by decreases in interest expenses on deposit liabilities resulting in the overall increase in net interest income of $3,176,000. While average balances of deposit bearing liabilities increased $94,032,000 (19.5%), interest expense decreased $4,405,000 (-24.0%) in 2002 from 2001 mainly due to repricing of the time deposits as they matured throughout the year. The average balance of time deposits increased $15,675,000 during 2002 and as a result interest expense increased $807,000. However, the average rate paid on time deposits decreased 192 basis points to 3.23%, which decreased interest expense $5,048,000. Overall, in 2002 the average rate paid on interest-bearing liabilities decreased 138 basis points to 2.42% from 3.80% in 2001.

The effect of the above volume and rate changes resulted in a decrease in the net interest margin for 2002 of 42 basis points to 4.73% from 5.15% in 2001. The net interest margin for the 4th quarter of 2002 was 4.75%, which was a decrease of 6 basis points from 4.81% in the 4th quarter of 2001 and down just one basis point from the 3rd quarter of 2002. Assuming a stable rate environment in 2003, management expects the net interest margin to be consistent with the level during the second half of 2002.

Net interest income for 2001 was $34,489,000, a $562,000 (1.7%) increase over 2000. The rapidly changing interest rates in 2001 had a significant impact on the Bank's interest income and interest expense during the year. Interest income increased $632,000 (1.2%) to total $52,849,000 in 2001. The average balance of loans outstanding in 2001 was $96,002,000 (23.0%) higher than it was in 2000. This higher volume of loans contributed $9,559,000 to interest income from the prior year results. The average rate received on loans decreased from 9.93% in 2000 to 8.41% in 2001. This decrease of 152 basis points reduced interest income $7,829,000. In December of 2000 and during the first quarter of 2001, the Bank increased its holdings of tax exempt securities. This resulted in an increase of $899,000 in interest earned on tax-exempt securities in 2001, of which, $798,000 was due do higher volume and $101,000 was due to higher rates. Both the average rate and balance decreased on taxable investment securities resulting in a decrease of $1,340,000 in interest income. Interest earned on Fed funds sold was down $657,000 due both to the volume and rates. Overall, the average rate received on earning assets in 2001 decreased 116 basis points to 7.89% from the 9.05% received in 2000.

Interest expense was $70,000 higher in 2001 over 2000, as the lower rates paid approximately offset the increase in the volume of interest bearing liabilities. Average balances of interest-bearing liabilities were higher in 2001 by $56,905,000, which added $2,694,000 to interest expense. Average rates paid on interest-bearing liabilities were down 49 basis points for the year. The lower rates reduced interest expense in 2001 by $2,624,000. Interest paid on interest bearing liabilities generally adjusts more slowly in response to market rate changes as time deposits and borrowings adjust at maturity. The effect of the above volume and rate changes resulted in a decrease in the net interest margin for 2001 of 73 basis points to 5.15% from 5.88% in 2000.

Table One, Analysis of Net Interest Margin on Earning Assets, and Table Two, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Bank's interest income and expenses. Table One provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Two presents an analysis of volume and rate change on net interest income and expense.

Table One: Analysis of Net Interest Margin on Earning Assets

(Taxable Equivalent Basis)	2002			2001			2000		
In thousands (except percentages)	Avg. Balance	Interest	Avg. Yield	Avg. Balance	Interest	Avg. Yield	Avg. Balance	Interest	Avg. Yield
Assets:									
Earning Assets									
Loans (1) (2)	$ 655,061	$ 44,141	6.74%	$ 513,077	$ 43,135	8.41%	$ 417,075	$ 41,405	9.93%
Taxable investment securities	76,894	3,867	5.03%	99,488	6,000	6.03%	106,754	7,340	6.88%
Tax-exempt investment securities (3)	49,240	3,357	6.82%	48,691	3,307	6.79%	36,601	2,408	6.58%
Federal funds sold	15,329	255	1.66%	8,745	407	4.65%	16,857	1,064	6.31%
Total Earning Assets	796,524	$ 51,620	6.48%	670,001	$ 52,849	7.89%	577,287	$ 52,217	9.05%
Cash & due from banks	47,419			42,551			39,432		
Other assets	14,066			14,646			16,234		
	$ 858,009			$ 727,198			$ 632,953		
Liabilities & Shareholders' Equity:									
Interest bearing liabilities:									
Demand deposits	$ 128,192	$ 1,308	1.02%	$ 97,785	$ 1,254	1.28%	$ 94,948	$ 1,551	1.63%
Savings	178,459	3,718	2.08%	129,358	3,940	3.05%	107,075	3,820	3.57%
Time deposits	263,063	8,491	3.23%	247,388	12,732	5.15%	218,330	12,549	5.75%
Other borrowings	7,345	438	5.96%	8,496	434	5.11%	5,769	370	6.41%
Total interest bearing liabilities	577,059	13,955	2.42%	483,027	18,360	3.80%	426,122	18,290	4.29%
Demand deposits	202,397			174,133			145,134		
Other Liabilities	6,034			7,120			5,935		
Total Liabilities	785,490			664,280			577,191		
Shareholders' Equity	72,519			62,918			55,762		
	$ 858,009			$ 727,198			$ 632,953		
Net interest income & Margin (4)		$ 37,665	4.73%		$ 34,489	5.15%		$ 33,927	5.88%

1. Loans interest includes loan fees of $1,632,000, $1,387,000 and $997,000 in 2002, 2001 and 2000.
2. Average balances of loans include average allowance for loan losses of $13,008,000, $9,807,000 and $7,097,000 and average deferred loan fees of $1,125,000, $978,000 and $719,000 for the years ended December 31, 2002, 2001 and 2000, respectively.
3. Includes taxable-equivalent adjustments for income on securities that is exempt from federal income taxes. The federal statutory tax rate was 35% for 2002, 2001 and 2000.
4. Net interest margin is computed by dividing net interest income by total average earning assets.

Table Two: Volume/Rate Analysis

Year Ended December 31, 2002 over 2001 (In thousands) Increase (decrease) due to change in:	Volume	Rate (4)	Net Change
Interest-earning assets:			
Net Loans (1)(2)	$ 11,941	$ (10,935)	$ 1,006
Taxable investment securities	(1,362)	(771)	(2,133)
Tax exempt investment securities (3)	37	13	50
Federal funds sold	306	(458)	(152)
Total	10,922	(12,151)	(1,229)
Interest-bearing liabilities:			
Demand deposits	389	(335)	54
Savings deposits	1,498	(1,720)	(222)
Time deposits	807	(5,048)	(4,241)
Other borrowings	(59)	63	4
Total	2,635	(7,040)	(4,405)
Interest differential	$ 8,287	$ (5,111)	$ 3,176

Year Ended December 31, 2001 over 2000 (In thousands) Increase (decrease) due to change in:	Volume	Rate (4)	Net Change
Interest-earning assets:			
Net Loans (1)(2)	$ 9,559	$ (7,829)	$ 1,730
Taxable investment securities	(501)	(839)	(1,340)
Tax-exempt investment securities (3)	798	101	899
Federal funds sold	(513)	(144)	(657)
Total	9,343	(8,711)	632
Interest-bearing liabilities:			
Demand deposits	46	(343)	(297)
Savings deposits	798	(678)	120
Time deposits	1,675	(1,492)	183
Other borrowings	175	(111)	64
Total	2,694	(2,624)	70
Interest differential	$ 6,649	$ (6,087)	$ 562

1. The average balance of non-accruing loans is immaterial as a percentage of total loans and, as such, has been included in net loans.
2. Loan fees of $1,632,000, $1,387,000 and $997,000 for the years ended December 31, 2002, 2001 and 2000 respectively, have been included in the interest income computation.
3. Includes taxable-equivalent adjustments for income on securities that is exempt from federal income taxes. The federal statutory tax rate was 35% for 2002, 2001and 2000.
4. The rate / volume variance has been included in the rate variance.

Provision for Loan Losses

The Bank provided $3,584,000 for loan losses in 2002 up from $2,635,000 in 2001. The provision in 2002 reflects the change in the mix and continuing growth in the loan portfolio and the continuing uncertain economy. Net loan charge-offs were $102,000 in 2002 compared to $253,000 in 2001. The ratio of net charge-offs to average loans outstanding was 0.02% in 2002 compared to 0.05% in 2001. Nonperforming and restructured loans were $1,820,000 at December 31, 2002, compared to $2,329,000 at December 31, 2001. The ratio of nonperforming and restructured loans to total loans was 0.24% at December 31, 2002 compared to 0.38% at December 31, 2001. The ratio of the allowance for loan losses to total loans – net of deferred fees was 2.04% at December 31, 2002 compared to 1.94% at December 31, 2001.

The Bank provided $2,635,000 for loan losses in 2001 as compared to $3,983,000 in 2000. The 2000 provision included $1,185,000 as a reserve for certain classified loans to a single borrower. During 2001, reductions in outstanding balances on those loans allowed for a reallocation of $370,000 of that allowance. The remaining decrease in the amount of the provision for loan losses was due to the change of the mix of loans in the loan portfolio and the individual analysis of loan loss allowance required for each loan type. Net loans charged-off in 2000 were $208,000 or 0.05% of average loans outstanding. The ratio of the allowance for loan losses to total loans - net of deferred fees was 1.98% at December 31, 2000.

Service Charges and Fees and Other Income

Noninterest income in 2002 increased $536,000 (17.1%) over 2001 to $3,665,000. Service charges accounted for much of the increase rising $418,000 (21.7%) due to increased business activity. Other noninterest income increased $118,000 (9.7%) as mortgage origination fees and other non-deposit related fees also reflected higher levels of activity in 2002. Gains on the sale of available-for-sale securities were $102,000 down $66,000 from the prior year. This decrease was offset by a $79,000 gain on the sale of OREO in 2002 versus $4,000 in 2001.

Noninterest income in 2001 increased $696,000 (28.6%) over 2000 to $3,129,000. Service charges and fees related to deposit accounts increased $175,000 (10.0%) due to increased business activity. The low interest rates generated increased business for the Bank's mortgage origination activities. Fees related to this activity doubled to $334,000 in 2001 from $167,000 in 2000. Of the total increase, $362,000 is related to securities transactions. In 2001, the Bank realized gains of $168,000 on the sale of available-for-sale securities versus a loss of $194,000 in 2000.

Salaries and Benefits

Salary and benefit expenses increased $510,000 (4.4%) to $12,129,000 in 2002 over 2001. Salary expense for the Gilroy branch opened in April 2002 was $271,000 of the increase. Salaries and benefits from all other operations increased $499,000 (4.3%) before a $260,000 one time reduction in health care costs in the first quarter of 2002. Base salaries increased $433,000 (5.0%) due to normal merit increases and staffing additions during the year. At the end of 2002, the full time equivalent (FTE) staff was 239 versus 221 at the end of 2001.

Salary and benefit expenses increased $1,538,000 (15.3%) in 2001 over 2000. Salary expense for the two new branches opened in mid to late 2000 was $567,000 of the increase on a year-over-year basis. Salaries and benefits from all other operations were up $971,000 (9.9%). Base salaries increased $653,000 (9.0%) due to normal merit increases and staffing additions during the year. Benefit costs increases were commensurate with the salary increases. At the end of 2000, the full time equivalent (FTE) staff was 211.

Occupancy and Furniture and Equipment

Occupancy and furniture and equipment expense increased $324,000 (9.3%) to $3,799,000 in 2002 over 2001. Operations of the new Gilroy branch resulted in $117,000 of the increase. Most of the remaining $207,000 increase in this category was related to higher costs for security services, rent on leased buildings and service contracts on computers and equipment.

Occupancy and furniture and equipment expense increased $294,000 (9.2%) to $3,475,000 in 2001 over 2000. Operations of the two branches opened in mid to late 2000 resulted in $121,000 of the increase on a year-over-year basis. Higher energy costs added $45,000, an increase of 29.2% exclusive of the new branches. Equipment related expenses and depreciation increased $108,000 (6.5%) after adjusting for the new branches.

Other Expenses

Other expenses increased $439,000 (10.6%) to $4,568,000 in 2002 over 2001. The higher costs were mostly related to increased business activity related to the Bank's continuing growth. Operating losses for 2002 increased $101,000 from a total of $44,000 in 2001 as the continuing slow economy contributed to an increase in such losses.

Other expenses decreased $17,000 to $4,129,000 in 2001 from 2000. Adjusted for the two new branches added in 2000, other expenses were down $29,000. With the declining interest rate environment and the weak economic conditions in 2001, management made a concerted effort to control these costs.

The efficiency ratio (fully taxable equivalent) calculated by dividing noninterest expense by the sum of net interest income and noninterest income, for 2002 was 49.6% as compared to 51.1% in 2001. This indicates that the growth in revenues during 2002 outpaced the growth in expenses. The efficiency ratio (fully taxable equivalent) for 2000 was 47.9% .

Provision for Taxes

The effective tax rate on income was 34.7%, 35.1% and 37.0% in 2002, 2001 and 2000, respectively. In 2002, the interest earned on tax-exempt investment securities and loans increased $412,000 from 2001. Since the overall interest income decreased $1,246,000 in 2002, the tax-exempt income became a larger portion of total income resulting in a favorable reduction in the tax rate. In the fourth quarter of 2000 and in the first quarter of 2001, the Bank purchased approximately $12,600,000 of fixed rate municipal bonds. As a result, the 2001 tax-exempt interest income on a tax equivalent basis increased to 6.26% of total interest income from 4.61% in 2000 and the effective tax rate fell 1.9% in 2001. The effective tax rate was greater than the federal statutory tax rate due to state tax expense of $1,660,000 $1,522,000 and $1,513,000 in 2002, 2001 and 2000. Tax-exempt income of $3,185,000 $2,754,000 and $2,082,000 from investment securities and loans in 2002, 2001 and 2000 helped to reduce the effective tax rate.

(B) Balance Sheet Analysis

Central Coast Bancorp's total assets at December 31, 2002 were $919,132,000 compared to $802,266,000 at December 31, 2001, representing an increase of $116,866,000 (14.6%). The average balance of total assets was $858,009,000 in 2002, which represents an increase of $130,811,000 (18.0%) over the average total asset balance of $727,198,000 in 2001.

Loans

The Bank concentrates its lending activities in four principal areas: commercial loans (including agricultural loans); real estate construction loans (both commercial and personal); real estate-other loans and consumer loans. At December 31, 2002, these four categories accounted for approximately 30%, 10%, 58% and 2% of the Bank's loan portfolio, respectively, as compared to 33%, 14%, 50% and 3% at December 31, 2001. Since 1998, the annual percentage loan growth from the prior year has been 22%, 27%, 20%, 28% and 23%, primarily as a result of the success of the loan calling officer program. The calling program not only has attracted many new loan customers, but also serves as an effective way of ensuring continual contact with existing customers. Real estate-other loans provided the largest percentage (41.5) as well as absolute dollar ($127.3 million) growth in 2002. Construction loans outstanding at the end of 2002 were down $11.1 million as several large projects were completed in the year and were moved into real estate-other. Demand for commercial construction loans remained relatively stable during the year. However, large project residential construction opportunities in Monterey County are becoming limited as there are very few projects receiving governmental approval. There was a decrease in consumer loans, as much of the lending activity to individuals is in home equity lines of credit which are reflected in the real estate-other category. Table Three summarizes the composition of the loan portfolio for the past five years as of December 31:

Table Three: Loan Portfolio Composite

In thousands	2002	2001	2000	1999	1998
Commercial	$ 224,840	$ 199,761	$ 171,631	$ 159,385	$ 136,685
Real Estate:					
Construction	74,214	85,314	57,780	35,330	19,929
Other	433,921	306,622	234,890	188,600	144,685
Consumer	13,414	15,653	9,840	13,003	11,545
Deferred Loans Fees	(1,036)	(1,050)	(746)	(721)	(674)
Total Loans	745,353	606,300	473,395	395,597	312,170
Allowance for Loan Losses	(15,235)	(11,753)	(9,371)	(5,596)	(4,352)
Total	$ 730,118	$ 594,547	$ 464,024	$ 390,001	$ 307,818

The majority of the Bank's loans are direct loans made to individuals, local businesses and agri-businesses. The Bank relies substantially on local promotional activity, personal contacts by Bank officers, directors and employees to compete with other financial institutions. The Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products offered by the Bank such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. The construction loans are generally composed of commitments to customers within the Bank's service area for construction of both commercial properties and custom and semi-custom single family residences. Other real estate loans consist primarily of loans to the Bank's depositors secured by first trust deeds on commercial and residential properties typically with short-term maturities and original loan to value ratios not exceeding 75%. In general, except in the case of loans with SBA guarantees, the Bank does not make long-term mortgage loans; however, the Bank has informal arrangements in place with mortgage lenders to assist customers in securing single-family mortgage financing.

Average net loans in 2002 were $655,061,000 representing an increase of $141,984,000 or 27.7% over 2001. Average net loans in 2001 were $513,077,000 representing an increase of $96,002,000 or 23.0% over 2000.

Risk Elements - The Bank assesses and manages credit risk on an ongoing basis through stringent credit review and approval policies, extensive internal monitoring and established formal lending policies. Additionally, the Bank contracts with an outside loan review consultant to periodically examine new loans and to review the existing loan portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan portfolio is critical for profitability and growth. Management strives to continue the historically low level of loan losses by continuing its emphasis on credit quality in the loan approval process, active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan review and grading system that functions to continually assess the credit risk inherent in the loan portfolio.

Ultimately, the credit quality of the Bank's loans may be influenced by underlying trends in the national and local economic and business cycles. The Bank's business is mostly concentrated in Monterey County. The County's economy is highly dependent on the agricultural and tourism industries. The agricultural industry is also a major driver of the economies of San Benito County and the southern portions of Santa Cruz and Santa Clara Counties, which represent the areas of the Bank's recent branch expansion. As a result, the Bank lends money to individuals and companies dependent upon the agricultural and tourism industries.

The Company has significant extensions of credit and commitments to extend credit which are secured by real estate, totaling approximately $568 million at December 31, 2002. Although management believes this real estate concentration has no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Bank's primary market areas in particular, could have an adverse impact on the collectibility of these loans. The ultimate recovery of these loans is generally dependent on the successful operation, sale or refinancing of the real estate. The Bank monitors the effects of current and expected market conditions and other factors on the collectibility of real estate loans. When, in management's judgment, these loans are impaired, an appropriate allowance for probable losses is recorded. The more significant assumptions management considers involve estimates of the following: lease, absorption and sale rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in limited instances, personal guarantees. Not withstanding the foregoing, abnormally high rates of impairment due to general/local economic conditions could adversely affect the Company's future prospects and results of operations.

In extending credit and commitments to borrowers, the Bank generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Bank's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Bank secures its collateral by perfecting its interest in business assets, obtaining deeds of trust, or outright possession among other means. Loan losses from lending transactions related to real estate and agriculture compare favorably with the Bank's loan losses on its loan portfolio as a whole.

Management believes that its lending policies and underwriting standards will tend to mitigate losses in an economic downturn, however, there is no assurance that losses will not occur under such circumstances. The Bank's loan policies and underwriting standards include, but are not limited to, the following: 1) maintaining a thorough understanding of the Bank's service area and limiting investments outside of this area, 2) maintaining a thorough understanding of borrowers' knowledge and capacity in their field of expertise, 3) basing real estate construction loan approval not only on salability of the project, but also on the borrowers' capacity to support the project financially in the event it does not sell within the original projected time period, and 4) maintaining conforming and prudent loan to value and loan to cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Bank's construction lending officers. In addition, the Bank strives to diversify the risk inherent in the construction portfolio by avoiding concentrations to individual borrowers and on any one project.

Nonaccrual, Past Due and Restructured Loans

Management generally places loans on nonaccrual status when they become 90 days past due, unless the loan is well secured and in the process of collection. Loans are charged off when, in the opinion of management, collection appears unlikely. Table Four sets forth nonaccrual loans, loans past due 90 days or more, and restructured loans performing in compliance with modified terms, as of December 31:

Table Four: Non-Performing Loans

In thousands	2002	2001	2000	1999	1998
Past due 90 days or more and still accruing					
Commercial	$ -	$ 68	$ 215	$ 51	$ 73
Real estate	-	-	10	303	1,174
Consumer and other	5	12	5	-	-
	5	80	230	354	1,247
Nonaccrual:					
Commercial	272	702	329	11	333
Real estate	598	592	-	1,565	543
Consumer and other	-	-	-	-	-
	870	1,294	329	1,576	876
Restructured (in compliance with modified terms)- Commercial	933	955	1,010	-	-
Total	$ 1,808	$ 2,329	$ 1,569	$ 1,930	$ 2,123

Interest due but excluded from interest income on nonaccrual loans was approximately $24,000 in 2002, $45,000 in 2001 and $64,000 in 2000. In 2002 and 2001, interest income recognized from payments received on nonaccrual loans was $40,000 and $69,000, respectively (none was recognized in 2000).

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent.

At December 31, 2002, the recorded investment in loans that are considered impaired was $2,618,000 of which $870,000 is included in nonaccrual loans, and $933,000 is included in restructured loans above. At December 31, 2001 impaired loans were $2,418,000, of which $1,294,000 are included as non accrual loans above, and $955,000 are included as restructured loans above. Impaired loans had a valuation allowance of $1,165,000 and $536,000, in 2002 and 2001, respectively. The average recorded investments in impaired loans during 2002 and 2001 were $2,338,000 and $2,638,000, respectively. The Company recognized interest income on impaired loans of $143,000, $191,000 and $161,000 in 2002, 2001 and 2000, respectively (including interest income of $66,000 in 2002 and $98,000 in both 2001 and 2000 on restructured loans).

There were no troubled debt restructurings or loan concentrations in excess of 10% of total loans not otherwise disclosed as a category of loans as of December 31, 2002. Management is not aware of any potential problem loans, which were accruing and current at December 31, 2002, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms except for one loan which was placed on nonaccrual in February of 2003. Management believes that amounts due on this loan will be fully collected.

Other Real Estate Owned

The Company held no real estate acquired by foreclosure at December 31, 2002 or 2001.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on our regular assessments of the probable estimated losses inherent in the loan portfolio and to a lesser extent, unused commitments to provide financing. Determining the adequacy of the allowance is a matter of careful judgment, which reflects consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. Our methodology for measuring the appropriate level of the allowance relies on several key elements, which include the formula allowance, specific allowances for identified problem loans and the unallocated reserve. The unallocated allowance contains amounts that are based on management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans and commitments. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. At December 31, 2002, the formula allowance was

$12,002,000 compared to $9,043,000 at December 31, 2001. The increase in the formula allowance was primarily a result of the growth in loan and loan commitment balances subject to these formula allowances of $148,845,000 in 2002.

In addition to the formula allowance calculated by the application of the loss factors to the standard loan categories, certain specific allowances may also be calculated. Quarterly, all criticized loans are analyzed individually based on the source and adequacy of repayment and specific type of collateral, and an assessment is made of the adequacy of the formula reserve relative to the individual loan. A specific allocation either higher or lower than the formula reserve will be calculated based on the higher/lower-than-normal probability of loss and the adequacy of the collateral. At December 31, 2002, the specific allowance was $1,830,000 on a loan base of $32,180,000 compared to a specific allowance of $1,678,000 on a loan base of $18,922,000 at December 31, 2001. The increase in the specific allowance in 2002 was due to the larger base of loans requiring specific valuation allowances.

The unallocated allowance contains amounts that are based on management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem loans or portfolio segments. At December 31, 2002, the unallocated allowance was $1,402,000 compared to $1,032,000 at December 31, 2001. The conditions evaluated in connection with the unallocated allowance include the following at the balance sheet date:

- The current national and local economic and business conditions, trends and developments, including the condition of various market segments within our lending area;
- Changes in lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices;
- Changes in the nature, mix, concentrations and volume of the loan portfolio;
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Bank's current portfolio.

There can be no assurance that the adverse impact of any of these conditions on the Bank will not be in excess of the unallocated allowance as determined by management at December 31, 2002 and set forth in the preceding paragraph.

The allowance for loan losses totaled $15,235,000 or 2.04% of total loans at December 31, 2002 compared to $11,753,000 or 1.94% at December 31, 2001. At those two dates, the allowance represented 837 percent and 505 percent of nonperforming loans.

It is the policy of management to maintain the allowance for loan losses at a level adequate for risks inherent in the loan portfolio. Based on information currently available to analyze loan loss potential, including economic factors, overall credit quality, historical delinquency and a history of actual charge-offs, management believes that the loan loss provision and allowance are adequate. However, no prediction of the ultimate level of loans charged off in future years can be made with any certainty.

Table Five summarizes, for the years indicated, the activity in the allowance for loan losses.

Table Five: Allowance for Loan Losses

In thousands (except percentages)	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
Average loans outstanding	$ 669,104	$ 523,862	$ 424,891	$ 353,732	$ 276,437
Allowance for possible loan losses at beginning of period	$ 11,753	$ 9,371	$ 5,596	$ 4,352	$ 4,223
Loans charged off:					
Commercial	(53)	(349)	(273)	(333)	(130)
Real estate	(219)	(2)	-	(41)	(16)
Consumer	(81)	(79)	(119)	(26)	(31)
	(353)	(430)	(392)	(400)	(177)
Recoveries of loans previously charged off:					
Commercial	214	162	170	143	116
Real estate	-	-	-	7	20
Consumer	37	15	14	10	11
	251	177	184	160	147
Net loans charged off	(102)	(253)	(208)	(240)	(30)
Additions to allowance charged to operating expenses	3,584	2,635	3,983	1,484	159
Allowance for possible loan losses at end of period	$ 15,235	$ 11,753	$ 9,371	$ 5,596	$ 4,352
Ratio of net charge-offs to average loans outstanding	0.02%	0.05%	0.05%	0.07%	0.01%
Provision of allowance for possible loan losses to average loans outstanding	0.54%	0.50%	0.94%	0.42%	0.06%
Allowance for possible loan losses to loans net of deferred fees at year end	2.04%	1.94%	1.98%	1.41%	1.39%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and historical loss data. Table Six summarizes the allocation of the allowance for loan losses at December 31, 2002 and 2001.

Table Six: Allowance for Loan Losses by Loan Category

In thousands (except percentages)	December 31, 2002 Amount	December 31, 2002 Percent of loans in each category to total loans	December 31, 2001 Amount	December 31, 2001 Percent of loans in each category to total loans
Commercial	$ 6,750	30%	$ 7,397	33%
Real estate	6,874	67%	3,019	64%
Consumer	209	2%	305	3%
Total allocated	13,833	100%	10,721	100%
Total unallocated	1,402		1,032	
Total	$ 15,235		$ 11,753	

Deposits

At December 31, 2002, deposits were $826,502,000 up from $724,862,000 at the end of 2001. The 2002 year-end balances included $10,000,000 in certificates from the State of California as compared to $30,000,000 at the end of 2001. These deposits are placed in the Bank at its request and are secured by pledged investment securities. The deposit growth in 2002, exclusive of the State of California certificates, was $121,640,000 (17.3%). Management believes the large growth in deposits may have been due in part to customers moving money out of the stock market. We do not anticipate that deposits will increase in 2003 at or near the 2002 growth levels and a recovery in the stock market could potentially result in an outflow of deposits.

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies are reviewed regularly by management. The Company's capital position represents the level of capital available to support continued operations and expansion.

Since October of 1998 and through December 31, 2002, the Board of Directors of the Company has authorized three separate plans to repurchase up to 5% (in each plan) of the outstanding shares of the Company's common stock. Purchases are made from time to time, in the open market and are subject to appropriate regulatory and other accounting requirements. The following common share amounts and average prices paid have been adjusted to give effect to all stock dividends and splits through December 31, 2002. In 2002, the Company did not acquire any shares of its common stock. The Company acquired 313,419 shares of its common stock in the open market during 2001, 513,618 in 2000 and 250,835 in 1999 at average prices of approximately $15.31, $11.88 and $10.66 per share, respectively. The Company completed repurchases under the first and second plans in May 2000 and April 2001, respectively. At December 31, 2002, there were 307,894 shares remaining to repurchase under the third plan. These repurchases are made with the intention to lessen the dilutive impact of issuing new shares to meet stock option plans as well as for capital management objectives.

The Company's primary capital resource is shareholders' equity, which increased $12,740,000 or 19.5% from the previous year-end. The ratio of total risk-based capital to risk-adjusted assets was 10.9% at December 31, 2002 compared to 11.1% at December 31, 2001. Tier 1 risk-based capital to risk-adjusted assets was 9.7% at December 31, 2002, compared to 9.9% at December 31, 2001. The capital ratios are slightly lower in 2002 as compared to 2001 as the level of risked-based assets grew at a slightly higher rate than the growth in regulatory capital levels.

Table Seven: Capital Ratios

	As of December 31,	
Central Coast Bancorp	2002	2001
Tier 1 Capital	9.7%	9.9%
Total Capital	10.9%	11.1%
Leverage	8.6%	8.4%

See the discussion of capital requirements in "Supervision and Regulation" and in Footnote 13 - Regulatory Matters in the Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data.

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company indirectly through its effect on market rates of interest, and thus the ability of the Bank to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects the Company's capital adequacy because loan growth in inflationary periods can increase faster than the corresponding rate that capital grows through retention of earnings the Company generates in the future. In addition to its effects on interest rates, inflation directly affects the Company by increasing the Company's operating expenses. Inflation did not have a material effect upon the Company's results of operations during the year 2002.

Market Risk Management

Overview. The goal for managing the assets and liabilities of the Bank is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Bank to undue interest rate risk. The Board of Directors has overall responsibility for the Company's interest rate risk management policies. The Bank has an Asset and Liability Management Committee (ALCO), which establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits, investing in securities and issuing debt. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Bank uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loan, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the first year of the rate changes and in the year following the rate changes. The Company's 2003 net interest income, as forecast below, was modeled utilizing a forecast balance sheet projected from year-end 2002 balances.

The following assumptions were used in the modeling activity:

- Earning asset growth of 6.0% based on ending balances
- Loan growth of 4.0% based on ending balances
- Investment and funds sold growth of 22.6% based on ending balances
- Deposit growth of 8.8% based on ending balances
- Balance sheet target balances were the same for all rate scenarios

The following table summarizes the effect on net interest income of a ±200 basis point change in interest rates as measured against a flat rate (no change) scenario.

Table Eight: Interest Rate Risk Simulation of Net Interest Income as of December 31, 2002

Variation from flat rate scenario	Estimated Impact on 2003 Net Interest Income (in thousands)
+200	$4,286
- 200	($3,747)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk.

The Company also uses a second simulation scenario that rate shocks the balance sheet with an immediate parallel shift in interest rates of ±200 basis points. This scenario provides estimates of the future market value of equity (MVE) and net interest income (NII). MVE measures the impact on equity due to the changes in the market values of assets and liabilities as a result of a change in interest rates. The Bank measures the volatility of these benchmarks using a twelve month time horizon. Using the December 31, 2001 balance sheet as the base for the simulation, the following table summarizes the effect on net interest income of a ±200 basis point change in interest rates:

Table Nine: Interest Rate Risk Simulation of NII as of December 31, 2002

	% Change in NII from Current 12 Mo. Horizon	Change in NII from Current 12 Month Horizon (in thousands)
+ 200bp	24%	$8,585
- 200bp	(28%)	($9,851)

These results indicate that the balance sheet is asset sensitive since earnings increase when interest rates rise. The magnitude of the NII change is within the Company's policy guidelines. The asset liability management policy limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

Gap analysis provides another measure of interest rate risk. The Company does not actively use gap analysis in managing interest rate risk. It is presented here for comparative purposes. Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the Bank's current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps.

As reflected in Table Ten, at December 31, 2002, other than immediately, the cumulative gap indicates an asset sensitive position through all time horizons. This interest rate sensitivity table categorizes interest-bearing transaction deposits and savings deposits as repricing immediately. However, as has been observed through interest rate cycles, the deposit liabilities do not reprice immediately. Consequently, the Bank's net interest income varies as though the Bank is asset sensitive, i.e. as interest rates rise net interest income increases and vice versa.

Table Ten: Interest Rate Sensitivity
December 31, 2002

Assets and Liabilities which Mature or Reprice: (In thousands)	Immediately	Next day and within three months	Over three months and within one year	Over one and within five years	Over five years	Total
Interest earning assets:						
Investments	$ 1,306	$ 12,240	$ 8,896	$ 40,914	$ 43,967	$ 107,323
Loans, excluding nonaccrual loans and overdrafts	16,709	498,858	49,616	146,951	31,231	743,365
Total	$ 18,015	$ 511,098	$ 58,512	$ 187,865	$ 75,198	$ 850,688
Interest bearing liabilities:						
Interest bearing demand	$ 127,692	$ -	$ -	$ -	$ -	$ 127,692
Savings	181,089	-	-	-	-	181,089
Time certificates	-	77,721	137,516	40,440	802	256,479
Other Borrowings	-	62	280	2,811	3,507	6,660
Total	$ 308,781	$ 77,783	$ 137,796	$ 43,251	$ 4,309	$ 571,920
Interest rate sensitivity gap	$ (290,766)	$ 433,315	$ (79,284)	$ 144,614	$ 70,889	
Cumulative interest rate sensitivity gap	$ (290,766)	$ 142,549	$ 63,265	$ 207,879	$ 278,768	
December 31, 2001						
Interest rate sensitivity gap	$ (213,700)	$ 287,399	$ (85,838)	$ 135,009	$ 118,479	
Cumulative interest rate sensitivity gap	$ (213,700)	$ 73,699	$ (12,139)	$ 122,870	$ 241,349	

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan repayments contribute to liquidity, along with deposit increases, while loan funding and deposit withdrawals decrease liquidity. The Bank assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2002, were approximately $186,982,000 and $5,169,000, respectively. Such loans relate primarily to revolving lines of credit and other commercial loans, and to real estate construction loans.

The Company's sources of liquidity consist of overnight funds sold to correspondent banks, unpledged marketable investments, loans pledged to the Federal Home Loan Bank of San Francisco ("FHLB-SF") and sellable SBA loans. On December 31, 2002, consolidated liquid assets totaled $74.4 million or 8.1% of total assets as compared to $110.0 million or 13.7% of total consolidated assets on December 31, 2001. In addition to liquid assets, the Bank maintains short-term lines of credit with correspondent banks and has several agreements in place for obtaining brokered certificates of deposit. At December 31, 2002, the Bank had $76,944,000 available under the credit lines and by policy could have negotiated for up to $89,000,000 in brokered CD's. Informal agreements are also in place with various other banks to purchase participations in loans, if necessary. The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is affected by portfolio maturities as well as the effect interest rate fluctuations have on the market values of both assets and liabilities. The Bank holds all of its investment securities in the available-for-sale category. This enables the Bank to sell any of its unpledged securities to meet liquidity needs. In periods of rising interest rates, such as experienced throughout most of 1999 and the first half of 2000, bond prices decreased, which resulted in large unrealized losses within the Bank's investment portfolio. Unrealized losses limit the Bank's ability to sell these securities to provide liquidity without realizing those losses. As a means for providing liquidity from the investment portfolio when there are unrealized losses, the Bank has a master repurchase agreement with a correspondent bank. Such a repurchase agreement allows the Bank to pledge securities as collateral for borrowings to obtain liquidity without having to sell a security at a loss. In a declining interest rate environment such as experienced in 2001 and 2002, as bond prices increase, liquidity is more easily obtained through security sales.

The maturity distribution of certificates of deposit in denominations of $100,000 or more is set forth in Table Eleven. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

Table Eleven: Certificates of Deposit in Denominations of $100,000 or More

In thousands	December 31, 2002
Three months or less	$57,625
Over three months through six months	49,483
Over six months through twelve months	52,896
Over twelve months	33,687
Total	$193,691

Loan demand also affects the Bank's liquidity position. Table Twelve presents the maturities of loans for the period indicated.

Table Twelve: Loan Maturities - December 31, 2002

In thousands	One year or less	One year through five years	Over five years	Total
Commercial	$ 131,017	$ 69,366	$ 24,457	$ 224,840
Real estate - Construction	64,944	9,270	-	74,214
Real estate - other	61,400	127,855	244,666	433,921
Consumer	7,089	5,573	752	13,414
Total	$ 264,450	$ 212,064	$ 269,875	$ 746,389

Loans shown above with maturities greater than one year include $281,107,000 of floating interest rate loans and $200,832,000 of fixed rate loans.

The maturity distribution and yields of the investment portfolios (on a taxable equivalent basis) are presented in Table Thirteen:

Table Thirteen: Securities Maturities and Weighted Average Yields

	December 31, 2002		December 31, 2001	
In thousands (except percentages)	Market Value	Weighted Average Yield	Market Value	Weighted Average Yield
Available for sale securities:				
U.S. Treasury and agency securities				
Maturing within 1 year	$ 102	1.71%	$ 103	2.27%
Maturing after 1 year but within 5 years	9	5.63%	47,223	6.21%
Maturing after 5 years but within 10 years	8,857	3.24%	17,898	4.62%
Maturing after 10 years	32,488	6.34%	10,262	6.87%
State & Political Subdivision				
Maturing within 1 year	-	-	-	-
Maturing after 1 year but within 5 years	4,017	4.37%	3,823	7.05%
Maturing after 5 year but within 10 Years	25,277	4.37%	23,151	6.58%
Maturing after 10 years	24,698	4.84%	22,867	6.95%
Corporate Debt Securities				
Maturing within 1 year	-	-	-	-
Maturing after 10 years	10,569	2.44%	10,590	3.01%
Other	1,306	-	1,236	-
Total investment securities	$ 107,323	4.74%	$ 137,153	5.96%

The principal cash requirements of the Company are for expenses incurred in the support of administration and operations of the Bank. These cash requirements are funded through direct reimbursement billings to the Bank. For non-banking functions, the Company is dependent upon the payment of cash dividends by the Bank to service its commitments. The Company expects that the cash dividends paid by the Bank to the Company will be sufficient to meet this payment schedule.

Off-Balance Sheet Items

The Bank has certain ongoing commitments under operating leases. (See Footnote 5 to the Consolidated Financial Statements in Item 8 "Financial Statements and Supplementary Data" for the terms.) These commitments do not significantly impact operating results.

As of December 31, 2002, commitments to extend credit were the only financial instruments with off-balance sheet risk. The Bank has not entered into any contracts for freestanding financial derivative instruments such as futures, swaps, options etc., and did not identify any embedded derivatives. Loan and letter of credit commitments increased to $192,151,000 from $170,076,000 at December 31, 2001. The commitments represent 25.8% of total loans at year-end 2002 versus 28.1% a year ago. The majority of the commitments have a maturity of one year or less. Commitments for home equity lines of credit totaling $20,180,000, which have a ten-year maturity, are the single largest category of commitments exceeding a one-year maturity.

Disclosure of Fair Value

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Statements," requires the disclosure of fair value of most financial instruments, whether recognized or not recognized in the financial statements. The intent of presenting the fair values of financial instruments is to depict the market's assessment of the present value of net future cash flows discounted to reflect both current interest rates and the market's assessment of the risk that the cash flows will not occur.

In determining fair values, the Company used the carrying amount for cash, short-term investments, accrued interest receivable, short-term borrowings and accrued interest payable as all of these instruments are short term in nature. Securities are reflected at quoted market values. Loans and deposits have a long term time horizon, which required more complex calculations for fair value determination. Loans are grouped into homogeneous categories and broken down between fixed and variable rate instruments. Loans with a variable rate, which reprice quickly, are valued at carrying value. The fair value of fixed rate instruments is estimated by discounting the future cash flows using current rates. Credit risk and repricing risk factors are included in the current rates. Fair value for nonaccrual loans is reported at carrying value and is included in the net loan total. Since the allowance for loan losses exceeds any potential adjustment for nonaccrual valuation, no further valuation adjustment has been made.

Demand deposits, savings and certain money market accounts are short term in nature so the carrying value equals the fair value. For deposits that extend over a period in excess of four months, the fair value is estimated by discounting the future cash payments using the rates currently offered for deposits of similar remaining maturities.

At year-end 2002, the fair values calculated on the Bank's assets were 0.3% above the carrying values versus 0.5% under the carrying values at year-end 2001.

Website Access

Information on the Company and its subsidiary Bank may be obtained from the Company's website www.community-bnk.com. Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto are available free of charge on the website as soon as they are published by the SEC through a link to the Edgar reporting system maintained by the SEC. Simply select the "Central Coast Bancorp" menu item, then click on the "Central Coast Bancorp SEC Filings" link.

Other Matters

The terrorist actions on September 11, 2001 and the threat of terror since, and the threat of war with Iraq have had significant adverse effects upon the United States economy. W hether the terrorist activities in the future and the actions of the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company and the extent of such impact is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts reserved for loan losses, and causing a decline in the Company's stock price.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by Item 7A of Form 10-K is contained in the Market Risk Management section of Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 40.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the Consolidated Financial Statements or notes thereto.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Central Coast Bancorp:

We have audited the accompanying consolidated balance sheets of Central Coast Bancorp and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Central Coast Bancorp and subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE

San Francisco, California
January 22, 2003
(February 28, 2003 as to the effects of the stock dividend described in Note 1)

Consolidated Balance Sheets
Central Coast Bancorp and Subsidiary

December 31,	2002	2001
Assets		
Cash and due from banks	$ 63,915,000	$ 55,245,000
Federal funds sold	2,700,000	-
Total cash and equivalents	66,615,000	55,245,000
Available-for-sale securities at fair value	107,323,000	137,153,000
Loans:		
Commercial	224,840,000	199,761,000
Real estate-construction	74,214,000	85,314,000
Real estate-other	433,921,000	306,622,000
Consumer	13,414,000	15,653,000
Deferred loan fees, net	(1,036,000)	(1,050,000)
Total loans	745,353,000	606,300,000
Allowance for loan losses	(15,235,000)	(11,753,000)
Net Loans	730,118,000	594,547,000
Premises and equipment, net	2,959,000	2,962,000
Accrued interest receivable and other assets	12,117,000	12,359,000
Total assets	$ 919,132,000	$ 802,266,000
Liabilities and Shareholders' Equity		
Deposits:		
Demand, noninterest bearing	$ 261,242,000	$ 231,501,000
Demand, interest bearing	127,692,000	105,949,000
Savings	181,089,000	122,861,000
Time	256,479,000	264,551,000
Total deposits	826,502,000	724,862,000
Accrued interest payable and other liabilities	14,554,000	12,068,000
Total liabilities	841,056,000	736,930,000
Commitments and contingencies (Notes 5 and 11)		
Shareholders' Equity:		
Preferred stock-no par value; authorized 1,000,000 shares; none outstanding		
Common stock - no par value; authorized 25,000,000 shares; Outstanding: 9,015,675 and 8,963,780 shares at December 31, 2002 and 2001	51,289,000	50,898,000
Shares held in deferred compensation trust (373,810 shares in 2002 and 2001), net of deferred obligation	-	-
Retained earnings	25,383,000	14,855,000
Accumulated other comprehensive income (loss), net of taxes of $994,000 in 2002 and $297,000 in 2001	1,404,000	(417,000)
Total shareholders' equity	78,076,000	65,336,000
Total liabilities and shareholders' equity	$ 919,132,000	$ 802,266,000

See notes to Consolidated Financial Statements

Consolidated Statements of Income
Central Coast Bancorp and Subsidiary

Years Ended December 31,	2002	2001	2000
Interest Income			
Loans (including fees)	$ 44,141,000	$ 43,135,000	$ 41,405,000
Investment securities	6,105,000	8,205,000	8,945,000
Federal funds sold	255,000	407,000	1,065,000
Total interest income	50,501,000	51,747,000	51,415,000
Interest Expense			
Interest on deposits	13,517,000	17,926,000	17,921,000
Other	438,000	434,000	369,000
Total interest expense	13,955,000	18,360,000	18,290,000
Net Interest Income	36,546,000	33,387,000	33,125,000
Provision for Loan Losses	(3,584,000)	(2,635,000)	(3,983,000)
Net Interest Income after Provision for Loan Losses	32,962,000	30,752,000	29,142,000
Noninterest Income			
Service charges on deposits	2,342,000	1,924,000	1,749,000
Other income	1,323,000	1,205,000	684,000
Total noninterest income	3,665,000	3,129,000	2,433,000
Noninterest Expenses			
Salaries and benefits	12,129,000	11,619,000	10,081,000
Occupancy	1,997,000	1,642,000	1,479,000
Furniture and equipment	1,802,000	1,833,000	1,702,000
Other	4,568,000	4,129,000	4,146,000
Total noninterest expenses	20,496,000	19,223,000	17,408,000
Income Before Provision for Income Taxes	16,131,000	14,658,000	14,167,000
Provision for Income Taxes	5,603,000	5,149,000	5,241,000
Net Income	$ 10,528,000	$ 9,509,000	$ 8,926,000
Basic Earnings per Share	$ 1.06	$ 0.95	$ 0.85
Diluted Earnings per Share	$ 1.02	$ 0.92	$ 0.83

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Central Coast Bancorp and Subsidiary

Years ended December 31,	2002	2001	2000
Cash Flows from Operations:			
Net income	$ 10,528,000	$ 9,509,000	$ 8,926,000
Reconciliation of net income to net cash provided by operating activities:			
Provision for loan losses	3,584,000	2,635,000	3,983,000
Depreciation	1,272,000	1,361,000	1,266,000
Amortization and accretion	782,000	665,000	8,000
Provision for deferred income taxes	(1,589,000)	(1,260,000)	(1,852,000)
Loss (gain) on sale of securities	(102,000)	(168,000)	194,000
Net loss on sale of equipment	17,000	23,000	19,000
Gain on other real estate owned	(79,000)	(4,000)	(67,000)
Decrease (increase) in accrued interest receivable and other assets	(308,000)	164,000	1,077,000
Increase (decrease) in accrued interest payable and other liabilities	(920,000)	(2,420,000)	3,492,000
(Decrease) increase in deferred loan fees	(14,000)	304,000	25,000
Net cash provided by operations	13,171,000	10,809,000	17,071,000
Cash Flows from Investing Activities:			
Proceeds from maturities of available-for-sale securities	119,594,000	46,672,000	70,751,000
Proceeds from sale of available-for-sale securities	16,714,000	77,962,000	19,806,000
Purchase of available-for-sale securities	(103,788,000)	(108,665,000)	(91,174,000)
Net change in loans held for sale	-	-	-
Net increase in loans	(139,141,000)	(133,462,000)	(78,031,000)
Proceeds from sale of other real estate owned	670,000	199,000	-
Proceeds from sale of equipment	-	-	-
Purchases of equipment	(1,286,000)	(611,000)	(1,132,000)
Net cash used in investing activities	(107,237,000)	(117,905,000)	(79,780,000)
Cash Flows from Financing Activities:			
Net increase in deposit accounts	101,640,000	91,652,000	115,021,000
Net increase (decrease) in other borrowings	3,575,000	935,000	(11,744,000)
Cash received for stock options exercised	221,000	119,000	76,000
Cash paid for shares repurchased	-	(4,857,000)	(6,111,000)
Net cash provided by financing activities	105,436,000	87,849,000	97,242,000
Net increase (decrease) in cash and equivalents	11,370,000	(19,247,000)	34,533,000
Cash and equivalents, beginning of year	55,245,000	74,492,000	39,959,000
Cash and equivalents, end of year	$ 66,615,000	$ 55,245,000	$ 74,492,000

Noncash Investing and Financing Activities:

The Company obtained $591,000 of real estate (OREO) in 2002 in connection with foreclosures of delinquent loans (none in 2001 or 2000). In 2002, 2001 and 2000 stock option exercises and stock repurchases totaling $263,000, $84,000 and $20,000, respectively were performed through a "stock for stock" exercise under the Company's stock option and deferred compensation plans (see Note 9).

Other Cash Flow Information:			
Interest paid	$ 15,078,000	$ 18,695,000	$ 17,121,000
Income taxes paid	6,962,000	8,203,000	5,970,000

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity
Central Coast Bancorp and Subsidiary

Years Ended December 31, 2002, 2001 and 2000	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2000	8,050,321	$ 40,223,000	$ 17,784,000	$ (4,702,000)	$ 53,305,000
Net income	-	-	8,926,000	-	8,926,000
Changes in unrealized gains/losses on securities available for sale, net of taxes of $2,449,000	-	-	-	3,526,000	3,526,000
Reclassification adjustment for losses included in income, net of taxes of $80,000	-	-	-	114,000	114,000
Total comprehensive income					12,566,000
10% stock dividend	805,033	10,266,000	(10,266,000)	-	-
Stock options exercised	16,248	96,000	-	-	96,000
Shares repurchased	(469,104)	(6,131,000)	-	-	(6,131,000)
Tax benefit of stock options exercised	-	18,000	-	-	18,000
Balances, December 31, 2000	8,402,498	44,472,000	16,444,000	(1,062,000)	59,854,000
Net income	-	-	9,509,000	-	9,509,000
Changes in unrealized gains/losses on securities available for sale, net of taxes of $511,000	-	-	-	744,000	744,000
Reclassification adjustment for gains included in income, net of taxes of $69,000	-	-	-	(99,000)	(99,000)
Total comprehensive income					10,154,000
10% stock dividend	836,410	11,098,000	(11,098,000)	-	-
Stock options exercised	38,291	203,000	-	-	203,000
Shares repurchased	(313,419)	(4,940,000)	-	-	(4,940,000)
Tax benefit of stock options exercised	-	65,000	-	-	65,000
Balances, December 31, 2001	8,963,780	50,898,000	14,855,000	(417,000)	65,336,000
Net income	-	-	10,528,000	-	10,528,000
Changes in unrealized gains/losses on securities available for sale, net of taxes of $1,334,000	-	-	-	1,881,000	1,881,000
Reclassification adjustment for gains included in income, net of taxes of $42,000	-	-	-	(60,000)	(60,000)
Total comprehensive income					12,349,000
Stock options exercised	51,895	221,000	-	-	221,000
Tax benefit of stock options exercised	-	170,000	-	-	170,000
Balances, December 31, 2002	9,015,675	$ 51,289,000	$ 25,383,000	$ 1,404,000	$ 78,076,000

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Central Coast Bancorp and Subsidiary
Years ended December 31, 2002, 2001 and 2000

Note 1. Significant Accounting Policies and Operations. The consolidated financial statements include Central Coast Bancorp (the "Company") and its wholly-owned subsidiary, Community Bank of Central California (the "Bank"). All material intercompany accounts and transactions are eliminated in consolidation. The accounting and reporting policies of the Company and the Bank conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The material estimate that is particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses.

Community Bank of Central California operates eleven full service branch offices in Monterey, Santa Clara, Santa Cruz and San Benito Counties, serving small and medium sized business customers, as well as individuals. The Bank focuses on business loans and deposit services to customers throughout its service area.

Basis of presentation - Stock dividend. On January 27, 2003 the Board of Directors declared a 10% stock dividend, which was distributed on February 28, 2003, to shareholders of record as of February 14, 2003. All earnings per share data and share data related to the stock option information have been retroactively adjusted to reflect the stock dividend.

Cash and Cash Equivalents consist of cash on hand, amounts due from banks and Federal funds sold.

Investment securities are classified at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Investment securities classified as "held-to-maturity" are measured at amortized cost based on the Company's positive intent and ability to hold such securities to maturity. "Trading securities" are bought and held principally for the purpose of selling them in the near term and are carried at market value with a corresponding recognition of unrecognized holding gain or loss in the results of operations. The remaining investment securities are classified as "available-for-sale" and are measured at market value with a corresponding recognition of the unrealized holding gain or loss (net of tax effect) as a separate component of shareholders' equity until realized. Accretion of discounts and amortization of premiums arising at acquisition are included in income using methods approximating the effective interest method. Gains and losses on sales of investments, if any, are determined on a specific identification basis. At December 31, 2002 and 2001 all of the Company's investments were classified as available-for-sale.

Loans are stated at the principal amount outstanding, reduced by any charge-offs. Loan origination fees and certain direct loan origination costs are deferred and the net amount is recognized using the effective yield method, generally over the contractual life of the loan.

Interest income is accrued as earned. The accrual of interest on loans is discontinued and any accrue and unpaid interest is reversed when principal or interest is ninety days past due, when payment in full (principal or interest is not expected or when a portion of the principal balance has been charged o: Income on such loans is then recognized only to the extent that cash is received and where the futu collection of principal is probable. Senior management may grant a waiver from nonaccrual status i loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is reversed and the loan is accounted for on the cash or cost recovery method thereafter, until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the original terms of the loan agreement or when the loan is both well secured and in process of collection.

The allowance for loan losses is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit, based on evaluations of collectibility, prior loss experience and other factors. The allowance is established through a provision charged to expense. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. In evaluating the adequacy of the allowance, management considers numerous factors such as changes in the composition of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current and anticipated local economic conditions that may affect the borrowers' ability to pay.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent.

Real estate and other assets acquired in satisfaction of indebtedness are recorded at the lower of estimated fair market value net of anticipated selling costs or the recorded loan amount, and any difference between this and the loan amount is charged to the allowance. Costs of maintaining other real estate owned, subsequent write downs and gains or losses on the subsequent sale are reflected in current earnings.

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the lesser of the lease terms or estimated useful lives of the assets, which are generally 3 to 30 years.

Intangible assets representing the excess of the purchase price over the fair value of tangible net assets acquired, are being amortized on a straight-line basis over seven years and are included in other assets.

Other borrowed funds consist of $6,660,000 borrowed from the Federal Home Loan Bank collateralized by certain real estate loans and investment securities.

Stock compensation. The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, *Accounting for Stock Issued to Employees* and its related interpretations. No compensation expense has been recognized in the financial statements for employee stock arrangements, as the Company's stock option plans provide for the issuance of options at a price of no less than the fair market value at the date of the grant. Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal year 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following assumptions: expected life, four years following vesting for 2002, 2001 and 2000; average stock volatility of 16.0% for 2002, 15.6% for 2001 and 15.3% for 2000; risk free interest rates ranging from 2.92% to 6.57% for 2002, 4.14% to 6.57% for 2001, and 4.52% to 6.57% for 2000; and no dividends during the expected term for 2002, 2001 and 2000. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur.

A summary of the pro forma effects to reported net income and earnings per share as if the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123 is as follows.

Years Ended December 31,	2002	2001	2000
Net Income - As Reported	$ 10,528,000	$ 9,509,000	$ 8,926,000
Compensation expense from amortization of fair value of stock awards, net of taxes of $64,000, $121,000 and $260,000 in 2002, 2001 and 2000	(86,000)	(176,000)	(377,000)
Pro Forma Net Income	$ 10,442,000	$ 9,333,000	$ 8,549,000
Basic Earnings per Share - As Reported	$ 1.06	$ 0.95	$ 0.85
Pro Forma Basic Earnings per Share	$ 1.06	$ 0.94	$ 0.82
Diluted Earnings per Share - As Reported	$ 1.02	$ 0.92	$ 0.83
Pro Forma Diluted Earnings per Share	$ 1.01	$ 0.90	$ 0.80

Income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities arise principally from differences in reporting provisions for loan losses, interest on nonaccrual loans, depreciation, state franchise taxes and accruals related to the salary continuation plan. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivative Instruments and hedging activities. The Company did not enter into freestanding derivative contracts and was not involved in any hedging activities and did not identify any embedded derivatives requiring bifurcation and separate valuation during 2002, 2001 or 2000.

Comprehensive income includes net income and other comprehensive income, which represents the changes in its net assets during the period from non-owner sources. The Company's only source of other comprehensive income is derived from unrealized gain and loss on securities available-for-sale and is presented net of tax in the accompanying statements of shareholders' equity.

Segment reporting. The Company operates a single line of business with no customer accounting for more than 10% of its revenue. Management evaluates the Company's performance as a whole and does not allocate resources based on the performance of different lending or transaction activities. Accordingly, the Company and its subsidiary operate as one business segment.

Recently issued accounting pronouncements. Effective January 1, 2002, the Company adopted SFAS No. 141, *"Business Combinations"* which addresses the elimination of pooling accounting treatment in business combinations and the financial accounting and reporting for acquired goodwill and other intangible assets at acquisition and SFAS No.142, *"Goodwill and Other Intangible Assets"* which addresses financial accounting and reporting for acquired goodwill and other intangible assets at acquisition in transactions other than business combinations covered by SFAS No.141, and the accounting treatment of goodwill and other intangible assets after acquisition and initial recognition in the financial statements. The adoption of these statements did not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

Effective January 1, 2002, the Company adopted SFAS No. 144, *"Accounting For The Impairment Or Disposal Of Long-Lived Assets"*. SFAS No. 144 supersedes SFAS No. 121, *"Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of"* and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, *"Reporting The Results Of Operations – Reporting The Effects Of Disposal Of A Segment Of A Business, And Extraordinary, Unusual and Infrequently Occurring Events And Transactions"*. SFAS No. 144 unifies the accounting treatment for various types of long-lived assets to be disposed of, and resolves implementation issues related to SFAS No. 121. The adoption of SFAS No. 144 did not have a material effect on the Company's financial position, results of operations, or cash flows.

Effective April 1, 2002, the Company adopted SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"*. SFAS No. 145 rescinds and amends these statements to eliminate any inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions including clarification that gains or losses from normal extinguishments of debt need not be classified as extraordinary items. The adoption of SFAS No. 145 did not have a material effect on the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"*, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

Effective October 1, 2002, the Company adopted SFAS No. 147, *"Acquisitions of Certain Financial Institutions – an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No.9"*, which removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires those transactions be accounted for in accordance with FASB Statements No. 141,

"Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement is effective for acquisitions on or after October 1, 2002 with earlier application permitted for the transition provisions for previously recorded unidentifiable intangible assets. The adoption of SFAS No. 147 did not have a material effect on the Company's financial position, results of operations, or cash flows.

Effective December 31, 2002 the Company adopted SFAS No. 148, *"Accounting for Stock Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No, 123"*, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of No. 123 to require prominent disclosures in both annual and interim financial statements within the Significant Accounting Policies footnote about the method of accounting for stock-based employee compensation and the effect of the method used (intrinsic value or fair value) on reported results. The Company continues to account for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and presents the required disclosures in accordance with SFAS No. 123 as amended by SFAS No. 148. The adoption of SFAS No. 148 did not have a material effect on the Company's financial position, results of operations, or cash flows.

Note 2. Cash and Due from Banks. The Company, through its bank subsidiary, is required to maintain reserves with the Federal Reserve Bank. Reserve requirements are based on a percentage of deposits. At December 31, 2002 the Company maintained reserves of approximately $1,609,000 in the form of vault cash and balances at the Federal Reserve to satisfy regulatory requirements.

Note 3. Securities. The Company's investment securities portfolio as of December 31, 2002 and 2001 consisted of the following:

In thousands	Amortized Cost	Unrealized Gain	Unrealized Loss	Market Value
December 31, 2002				
Available for sale securities:				
U.S. Treasury and Agency Securities	$ 40,027	$ 1,429	$ -	$ 41,456
State & Political Subdivision	52,045	1,985	38	53,992
Corporate Debt Securities	11,547	-	978	10,569
Other	1,306	-	-	1,306
Total investment securities	$ 104,925	$ 3,414	$ 1,016	$ 107,323
December 31, 2001				
Available for sale securities:				
U.S. Treasury and Agency Securities	$ 74,578	$ 961	$ 53	$ 75,486
State & Political Subdivision	50,523	186	868	49,841
Corporate Debt Securities	11,530	-	940	10,590
Other	1,236	-	-	1,236
Total investment securities	$ 137,867	$ 1,147	$ 1,861	$ 137,153

The amortized cost and estimated fair value of debt securities at December 31, 2002, based on projected average life, are shown in the next table. Projected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

In thousands		Amortized Cost		Market Value
Available for sale securities:				
Maturing within 1 year	$	102	$	102
Maturing after 1 year but within 5 years		3,907		4,026
Maturing after 5 years but within 10 years		33,280		34,134
Maturing after 10 years		66,330		67,755
Other		1,306		1,306
Total investment securities	$	104,925	$	107,323

At December 31, 2002 and 2001, securities with a market value of $90,952,000 and $120,472,000 were pledged as collateral for deposits of public funds and other purposes as required by law or contract.

In 2002, security sales resulted in gross realized losses of $23,000 and gross realized gains of $125,000. In 2001, security sales resulted in gross realized losses of $26,000 and gross realized gains of $194,000. In 2000, such sales resulted in gross realized losses of $194,000 and no gross realized gains.

Note 4. Loans and allowance for loan losses. The Company's business is concentrated in Monterey County, California whose economy is highly dependent on the agricultural industry. As a result, the Company lends money to individuals and companies dependent upon the agricultural industry. In addition, the Company has significant extensions of credit and commitments to extend credit which are secured by real estate, the ultimate recovery of which is generally dependent on the successful operation, sale or refinancing of real estate, totaling approximately $571,000,000. The Company monitors the effects of current and expected market conditions and other factors on the collectibility of real estate loans. When, in management's judgment, these loans are impaired, appropriate reserves for losses are provided. The more significant assumptions management considers involve estimates of the following: lease, absorption and sale rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in limited instances, personal guarantees.

In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the credit worthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its interest in business assets, obtaining deeds of trust, or outright possession among other means. Loan losses from lending transactions related to real estate and agriculture compare favorably with the Company's loan losses on its loan portfolio as a whole.

The activity in the allowance for loan losses is summarized as follows:

In thousands		2002		2001		2000
Balance, beginning of year	$	11,753	$	9,371	$	5,596
Provision charged to expense		3,584		2,635		3,983
Loans charged off		(353)		(430)		(392)
Recoveries		251		177		184
Balance, end of year	$	15,235	$	11,753	$	9,371

In determining the provision for estimated losses related to specific major loans, management evaluates its allowance on an individual loan basis, including an analysis of the credit worthiness, cash flows and financial status of the borrower, and the condition and the estimated value of the collateral. Specific valuation allowances for secured loans are determined by the excess of recorded investment in the loan over the fair market value or net realizable value where appropriate, of the collateral. In determining overall level of allowances to be maintained and the loan loss allowance ratio, management uses a formula allowance calculated by applying loss factors to outstanding loans and certain unused commitments and an unallocated allowance for amounts that are based on management's evaluation of conditions that are not directly measured in the determination of the specific and formula allowances. In determining these allowances, management evaluates many factors including prevailing and forecasted economic conditions, regular reviews of the quality of loans, industry experience, historical loss experience, composition and geographic concentrations of the loan portfolio, the borrowers' ability to repay and repayment performance and estimated collateral values.

Management believes that the allowance for loan losses at December 31, 2002 is adequate, based on information currently available. However, no prediction of the ultimate level of loans charged off in future years can be made with any certainty.

Non-performing loans at December 31 are summarized below:

In thousands	2002	2001
Past due 90 days or more and still accruing:		
Real estate	$ -	$ 68
Commercial	-	-
Consumer and other	5	12
	5	80
Nonaccrual:		
Real estate	598	592
Commercial	272	702
Consumer and other	-	-
	870	1,294
Restructured (in compliance with modified terms) Commercial	933	955
Total nonperforming loans	$ 1,808	$ 2,329

Interest due but excluded from interest income on nonaccrual loans was approximately $24,000, $45,000 and $64,000 in 2002, 2001 and 2000 respectively. In 2002 and 2001, interest income recognized from payments received on nonaccrual loans was $40,000 and $69,000, respectively (none was recognized in 2000).

At December 31, 2002, the recorded investment in loans that are considered impaired under SFAS No. 114 was $2,618,000 of which $870,000 are included as nonaccrual loans above, and $933,000 are included as restructured loans above. At December 31, 2001, the recorded investment in loans that was considered impaired under SFAS No. 114 was $2,418,000 of which $1,294,000 are included as nonaccrual loans above, and $955,000 are included as restructured loans above. Such impaired loans had valuation allowances totaling $1,165,000 and $536,000, in 2002 and 2001, respectively, based on the estimated fair values of the collateral. The average recorded investment in impaired loans during 2002 and 2001 was $2,338,000 and $2,638,000, respectively. The Company recognized interest income or impaired loans of $143,000, $191,000 and $161,000 in 2002, 2001 and 2000, respectively (includin interest income of $66,000 in 2002 and $98,000 in both 2001 and 2000 on restructured loans). A

December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans were classified as nonaccrual.

The Company held no real estate acquired by foreclosure at December 31, 2002 or 2001.

Note 5. Premises and equipment. Premises and equipment owned by the Company at December 31 are summarized as follows:

In thousands		2002		2001
Land	$	121	$	121
Building		265		265
Furniture and equipment		7,175		6,606
Leasehold improvement		2,685		2,460
		10,246		9,452
Accumulated depreciation and amortization		(7,287)		(6,490)
Premises and equipment, net	$	2,959	$	2,962

The Company also leases facilities under agreements that expire in March 2003 through October 2009 with options to extend for five to twenty years. These include two facilities leased from shareholders at terms and conditions which management believes are consistent with the market. Rental rates are adjusted annually for changes in certain economic indices. Rental expense was approximately $793,000, $675,000 and $634,000, including rent expense to shareholders of $130,000, $133,000 and $122,000 in 2002, 2001 and 2000 respectively. The minimum annual rental commitments under these leases, including the remaining rental commitment under the leases to shareholders are as follows:

In thousands		Operating Leases
2003	$	969
2004		923
2005		808
2006		675
2007		446
Thereafter		326
Total	$	4,147

Note 6. Income Taxes. The provision for income taxes is as follows:

In thousands		2002		2001		2000
Current:						
Federal	$	5,063	$	4,577	$	5,160
State		2,129		1,832		1,933
Total		7,192		6,409		7,093
Deferred:						
Federal		(1,120)		(950)		(1,432)
State		(469)		(310)		(420)
Total		(1,589)		(1,260)		(1,852)
Total	$	5,603	$	5,149	$	5,241

A reconciliation of the Federal income tax rate to the effective tax rate is as follows:

	2002	2001	2000
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes (net of Federal income tax benefit)	6.8%	6.9%	7.1%
Tax exempt interest income	(6.7%)	(6.4%)	(5.0%)
Other	(0.4%)	(0.4%)	(0.1%)
Effective tax rate	34.7%	35.1%	37.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are presented below:

In thousands	2002	2001
Deferred tax assets:		
Provision for loan losses	$ 6,831	$ 5,206
Unrealized (gain) loss on available for sale securities	(994)	297
Salary continuation plan	862	755
Depreciation and amortization	108	209
State income taxes	52	127
Excess serving rights	10	12
Interest on nonaccrual loans	18	20
Other	240	203
Net deferred tax asset	$ 7,127	$ 6,829

The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

Note 7. Other Noninterest Expense. Other expense for the years ended December 31, 2002, 2001 and 2000 consists of the following:

In thousands	2002	2001	2000
Marketing	$ 565	$ 473	$ 644
Professional fees	540	457	430
Customer expenses	526	525	413
Stationary and supplies	370	372	377
Data processing	268	272	314
Amortization of intangibles	257	257	257
Shareholder and director	245	229	253
Dues and assessments	245	177	179
Insurance	226	216	216
Other	1,326	1,151	1,063
Total	$ 4,568	$ 4,129	$ 4,146

Note 8. Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding for the period, as adjusted to give effect to all stock splits and dividends. Diluted earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock. There was no difference in the numerator used in the calculation of basic earnings per share and diluted earnings per share. The denominator used in the calculation of basic earnings per share and diluted earnings per share for each of the years ended December 31 is reconciled as follows:

In thousands (expect per share data)	2002	2001	2000
Basic Earnings Per Share			
Net income	$ 10,528	$ 9,509	$ 8,926
Weighted average common shares outstanding	9,898	9,951	10,467
Basic earnings per share	$ 1.06	$ 0.95	$ 0.85
Diluted Earnings Per Share			
Net Income	$ 10,528	$ 9,509	$ 8,926
Weighted average common shares outstanding	9,898	9,951	10,467
Dilutive effect of outstanding options	460	433	309
Weighted average common shares outstanding - Diluted	10,358	10,384	10,776
Diluted earnings per share	$ 1.02	$ 0.92	$ 0.83

Note 9. Employee Benefit Plans. The Company has two stock option plans under which incentive stock options or nonqualified stock options may be granted to certain key employees or directors to purchase shares of common stock. All stock option information has been adjusted to give effect to all stock splits and dividends. Options are granted at a price not less than the fair market value of the common stock on the date of grant. Options vest over various periods not in excess of ten years from date of grant and expire not more than ten years from date of grant. The weighted average value of options granted in 2002, 2001 and 2000 was $4.77, $4.50 and $3.84 per share, respectively. As of December 31, 2002, 1,922,075 shares are available for future grants under the plans.

Activity under the stock option plans is as follows:

	Shares	Weighted Average Exercise Price
Balances, January 1, 2000		
818,084 exercisable at a weighted average exercise price of $5.50	932,643	$ 5.94
Granted (weighted average fair value $3.84 per share)	265,064	10.64
Expired	(9,075)	10.58
Exercised	(19,658)	4.85
Balances, December 31, 2000		
862,524 exercisable at a weighted average exercise price of $5.76	1,168,974	7.00
Granted (weighted average fair value $4.50 per share)	5,500	14.44
Exercised	(48,164)	4.23
Balances, December 31, 2001		
937,230 exercisable at a weighted average exercise price of $6.44	1,126,310	5.27
Granted (weighted average fair value $4.77 per share)	11,000	18.05
Expired	(2,521)	14.55
Exercised	(71,785)	5.28
Balances, December 31, 2002		
963,764 exercisable at a weighted average exercise price of $6.85	1,063,004	$ 6.72

Additional information regarding options outstanding as of December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.71 - 4.84	230,253	2.4	$ 3.89	230,253	$ 3.89
5.90 - 5.97	433,454	3.9	5.92	433,454	5.92
9.25 - 11.90	382,797	6.6	10.47	298,223	10.42
14.45 16.08	16,500	9.4	16.33	1,834	14.45
$ 3.71 - 16.08	1,063,004	4.6	$ 7.34	963,764	$ 6.85

401(k) Savings Plan

The Company has a 401(k) Savings Plan under which eligible employees may elect to make tax deferred contributions from their annual salary, to a maximum established annually by the IRS. The Company matches 25% of the employees' contributions. The Company may make additional contributions to the plan at the discretion of the Board of Directors. All employees meeting age and service requirements are eligible to participate in the Plan. Company contributions vest after 3 years of service. Company contributions during 2002, 2001 and 2000 which are funded currently, totaled $134,000, $129,000 and $114,000, respectively.

Salary Continuation Plan

The Company has a salary continuation plan for three officers, which provides for a stated retirement benefit for each participant upon reaching age 63. The Company accrues such post-retirement benefits over the vesting periods (of five or ten years) based on a discount rate of 7.5%. In the event of a change in control of the Company, the officers' benefits will fully vest. The Company recorded compensation expense of $101,000, $94,000 and $292,000 in 2002, 2001 and 2000. Accrued compensation payable under the salary continuation plan totaled $1,335,000 and $1,233,000 at December 31, 2002 and 2001.

Deferred Compensation Plan

The Company has a deferred compensation plan for the benefit of the Board of Directors and certain officers. In addition to the deferral of compensation, the plan allows participants the opportunity to defer taxable income derived from the exercise of stock options. The participant's may, after making an election to defer receipt of the option shares for a specified period of time, use a "stock-for-stock" exercise to tender to the Company mature shares with a fair value equal to the exercise price of the stock options exercised. The Company simultaneously delivers new shares to the participant equal to the value of shares surrendered and the remaining shares under option are placed in a trust administered by a third-party trust company, to be distributed in accordance with the terms of each participant's election to defer. During 2002, 2001 and 2000 no shares were tendered under the plan. At December 31, 2002, 373,810 shares (with a fair value of approximately $7,386,000) were held in the Deferred Compensation Trust.

Note 10. Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts.

In thousands	December 31, 2002 Carrying Amount	December 31, 2002 Estimated Fair Value	December 31, 2001 Carrying Amount	December 31, 2001 Estimated Fair Value
Financial Assets				
Cash and equivalents	$ 66,615	$ 66,615	$ 55,245	$ 55,245
Securities	107,323	107,323	137,153	137,153
Loans, net	730,118	733,124	594,547	598,475
Financial Liabilities				
Demand deposits	388,934	388,934	337,450	337,450
Time Deposits	256,479	259,233	264,551	267,362
Savings	181,089	181,089	122,861	122,861
Other borrowings	9,716	9,716	6,141	6,141

The following estimates and assumptions were used to estimate the fair value of the financial instruments.

Cash and equivalents - The carrying amount is a reasonable estimate of fair value.

Securities - Fair values of securities are based on quoted market prices or dealer quotes. If a quoted market price was not available, fair value was estimated using quoted market prices for similar securities.

Loans, net - Fair values for certain commercial, construction, revolving customer credit and other loans were estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and similar maturities, adjusted for the allowance for loan losses.

Certain adjustable rate loans have been valued at their carrying values, if no significant changes in credit standing have occurred since origination and the interest rate adjustment characteristics of the loan effectively adjust the interest rate to maintain a market rate of return. For adjustable rate loans, which have had changes in credit quality, appropriate adjustments to the fair value of the loans are made.

Demand, time and savings deposits - The fair value of noninterest-bearing and adjustable rate deposits and savings is the amount payable upon demand at the reporting date. The fair value of fixed-rate interest-bearing deposits with fixed maturity dates was estimated by discounting the cash flows usin rates currently offered for deposits of similar remaining maturities.

Other Borrowings – The carrying amount is a reasonable estimate of fair value.

Off-balance sheet instruments - The fair value of commitments to extend credit is estimated using t fees currently charged to enter into similar agreements, taking into account the remaining terms of agreements and the present credit-worthiness of the counterparties. The fair values of standby commercial letters of credit are based on fees currently charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties. T he values of such off-balance sheet instruments were not significant at December 31, 2002 and 2 therefore, have not been included in the table above.

Note 11. Commitments and Contingencies. The Company is involved in certain legal actions a from normal business activities. Management, based upon the advise of legal counsel, believe ultimate resolution of all pending legal actions will not have a material effect on the financial staten

In the normal course of business there are various commitments outstanding to extend credit which are not reflected in the financial statements, including loan commitments of approximately $186,982,000 and $166,386,000 at December 31, 2002 and 2001 and standby letters of credit and financial guarantees of $5,169,000 and $3,690,000 at December 31, 2002 and 2001. The Bank does not anticipate any losses as a result of these commitments.

Approximately $30,858,000 of loan commitments outstanding at December 31, 2002 relate to construction loans and are expected to fund within the next twelve months. The remainder relate primarily to revolving lines of credit or other commercial loans. Many of these loan commitments are expected to expire without being drawn upon. Therefore the total commitments do not necessarily represent future cash requirements.

Stand-by letters of credit are commitments written by the Bank to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to purchases of inventory by the Bank's commercial customers, are typically short-term in nature and virtually all such commitments are collateralized.

Most of the outstanding commitments to extend credit are at variable rates tied to the Bank's reference rate of interest. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit issued is the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company controls the credit risk of the off-balance sheet financial instruments through the normal credit approval and monitoring process.

Note 12. Related Party Loans. The Company makes loans to officers and directors and their associates subject to loan committee approval and ratification by the Board of Directors. These transactions are on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties and do not involve more than normal risk of collectibility. An analysis of changes in related party loans for the year ended December 31, 2002 is as follows:

Beginning Balance	Additions	Repayments	Ending Balance
$ 4,015,000	$ 10,172,000	$ 10,585,000	$ 3,602,000

Committed lines of credit, undisbursed loans and standby letters of credit to directors and officers were approximately $3,226,000 and $6,021,000 at December 31, 2002 and 2001.

Note 13. Regulatory Matters. The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Capital adequacy guidelines and the regulatory framework for prompt corrective action require that the Company meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and a minimum leverage ratio of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2002 that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2002 and 2001, the most recent notifications from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table shows the Company's and the Bank's actual capital amounts and ratios at December 31, as well as the minimum capital ratios to be categorized as "well capitalized" under the regulatory framework:

	Actual		For Capital Adequacy Purposes:		To Be Categorized Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Company	$ 86,334,000	10.9%	$ 63,321,000	8.0%	N/A	
Community Bank	79,470,000	10.2%	62,607,000	8.0%	$ 78,259,000	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Company	76,374,000	9.7%	31,660,000	4.0%	N/A	
Community Bank	69,621,000	8.9%	31,304,000	4.0%	46,955,000	6.0%
Tier 1 Capital (to Risk Average Assets)						
Company	76,374,000	8.6%	35,576,000	4.0%	N/A	
Community Bank	69,621,000	7.9%	35,324,000	4.0%	44,155,000	5.0%
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Company	$ 73,518,000	11.1%	$ 52,971,000	8.0%	N/A	
Community Bank	65,318,000	10.0%	52,202,000	8.0%	$ 65,252,000	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Company	65,198,000	9.9%	26,486,000	4.0%	N/A	
Community Bank	57,117,000	8.8%	26,101,000	4.0%	39,151,000	6.0%
Tier 1 Capital (to Risk Average Assets)						
Company	65,198,000	8.4%	30,896,000	4.0%	N/A	
Community Bank	57,117,000	7.5%	30,470,000	4.0%	38,088,000	5.0%

The ability of the Company to pay cash dividends in the future will largely depend upon the cash dividends paid to it by its subsidiary Bank. Under State and Federal law regulating banks, cash dividends declared by a Bank in any calendar year generally may not exceed its net income for the preceding three fiscal years, less distributions to the Company, or its retained earnings. Under these provisions, and considering minimum regulatory capital requirements, the amount available for distribution from the Bank to the Company was approximately $11,480,000 as of December 31, 2002.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Bank is prohibited from lending to the Company unless the loans are secured by specified types of collateral. Such secured loans and other advances from the

Bank is limited to 10% of Bank shareholders' equity, or a maximum of $7,139,000 at December 31, 2002. No such advances were made during 2002 or 2001.

Note 14. Central Coast Bancorp (Parent Company Only)
The condensed financial statements of Central Coast Bancorp follow (in thousands):

Condensed Balance Sheets

December 31,	2002	2001
Assets:		
Cash - interest bearing account with Bank	$ 2,585	$ 997
Loans	3,936	7,063
Investment in Bank	71,322	57,672
Premises and equipment, net	1,142	1,174
Other Assets	1,747	1,149
Total assets	$ 80,732	$ 68,055
Liabilities and Shareholders' Equity		
Liabilities	$ 2,656	$ 2,719
Shareholders' Equity	78,076	65,336
Total liabilities and shareholders' equity	$ 80,732	$ 68,055

Condensed Income Statements

Years ended December 31,	2002	2001	2000
Management fees	$ 10,164	$ 9,888	$ 8,700
Interest income	322	109	-
Other income	-	3	-
Cash dividends received from the Bank	-	10,500	7,000
Total income	10,486	20,500	15,700
Operating expenses	10,162	9,812	9,257
Income before income taxes and equity in undistributed net income of Bank	324	10,688	6,443
Provision (credit) for income taxes	42	66	(206)
Equity in undistributed net income of Bank	10,246	(1,113)	2,277
Net income	10,528	9,509	8,926
Other comprehensive income (loss)	1,821	645	3,640
Total comprehensive income	$ 12,349	$ 10,154	$ 12,566

Condensed Statements of Cash Flows

Years ended December 31,	2002	2001	2000
Increase (decrease) in cash:			
Operations:			
Net income	$ 10,528	$ 9,509	$ 8,926
Adjustments to reconcile net income to net cash provided by operations:			
Equity in undistributed net income of Bank	(10,246)	1,113	(2,277)
Depreciation	710	841	778
Gain on sale of equipment	8	17	-
(Increase) decrease in other assets	(181)	(1,324)	(127)
Increase in liabilities	107	1,000	380
Net cash provided by operations	926	11,156	7,680
Investing Activities:			
Contribution to subsidiary	(2,000)	-	-
Net (increase) decrease in loans	3,127	(7,063)	-
Purchases of equipment	(686)	(302)	(612)
Net cash provided by (used in) investing activities	441	(7,365)	(612)
Financing Activities:			
Stock repurchases	-	(4,857)	(6,111)
Stock options exercised	221	119	94
Net cash used in financing activities	221	(4,738)	(6,017)
Net increase (decrease) in cash	1,588	(947)	1,051
Cash balance, beginning of year	997	1,944	893
Cash balance, end of year	$ 2,585	$ 997	$ 1,944

Note 15. Selected Quarterly Information (unaudited)

In thousands (except per share data)

	2002				2001			
Three months ended	Dec.31	Sep.30	June 30	Mar.31	Dec.31	Sep.30	June 30	Mar.31
Interest income	$ 12,951	$ 13,012	$ 12,631	$ 11,907	$ 12,331	$ 13,052	$ 12,944	13,420
Interest expense	3,276	3,536	3,518	3,625	3,930	4,681	4,823	4,926
Net interest income	9,675	9,476	9,113	8,282	8,401	8,371	8,121	8,494
Provision for loan losses	1,536	925	900	223	1,680	760	75	120
Net interest income after provision for loan losses	8,139	8,551	8,213	8,059	6,721	7,611	8,046	8,374
Total noninterest income	944	992	962	767	777	927	775	650
Total noninterest expenses	5,429	5,257	5,225	4,585	4,759	4,749	4,776	4,939
Income before taxes	3,654	4,286	3,950	4,241	2,739	3,789	4,045	4,085
Provision for income taxes	1,257	1,438	1,403	1,505	680	1,421	1,522	1,526
Net income	$ 2,397	$ 2,848	$ 2,547	$ 2,736	$ 2,059	$ 2,368	$ 2,523	$ 2,559
Per common share:								
Basic earnings per share	$ 0.25	$ 0.29	$ 0.25	$ 0.27	$ 0.21	$ 0.24	$ 0.25	$ 0.25
Diluted earnings per share	0.24	0.27	0.25	0.26	0.20	0.24	0.24	0.24

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by Item 10 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 14. CONTROLS AND PROCEDURES

Quarterly Evaluation of the Company's Disclosure Controls and Internal Controls. Within the 90 days prior to the date of this annual report on Form 10-K, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" (Disclosure Controls), and its "internal controls and procedures for financial reporting" (Internal Controls). This evaluation (the Controls Evaluation) was done under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Rules adopted by the SEC require that in this section of the annual report on Form 10-K we present the conclusions of the CEO and the CFO about the effectiveness of our Disclosure Controls and Internal Controls based on and as of the date of the Controls Evaluation.

CEO and CFO Certifications. Appearing immediately following the Signatures section of this annual report on Form 10-K there are two separate forms of "Certifications" of the CEO and the CFO. The first form of Certification is required in accord with Section 302 of the Sarbanes-Oxley Act of 2002 (the Section 302 Certification). This section of the annual report on Form 10-K which you are currently reading is the information concerning the Controls Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Disclosure Controls and Internal Controls. Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (Exchange Act), such as this annual report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (SEC) rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Limitations on the Effectiveness of Controls. The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation. The CEO/CFO evaluation of our Disclosure Controls and our Internal Controls included a review of the controls' objectives and design, the controls' implementation by the Company and the effect of the controls on the information generated for use in this annual report on Form 10-K. In the course of the Controls Evaluation, we sought to identify risks related to data errors, controls problems or acts of fraud and to confirm that appropriate controls were in place to mitigate these risks. This type of evaluation will be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in our quarterly reports on Form 10-Q and annual report on Form 10-K.

Our Internal Controls are also evaluated on an ongoing basis by our Internal Audit Service Providers, by other personnel in our Finance organization and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our Internal Controls and to make modifications as necessary; our intent in this regard is that the Internal Controls will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant.

Among other matters, we sought in our evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the company's Internal Controls. This information was important both for the Controls Evaluation generally and because items 5 and 6 in the Section 302 Certifications of the CEO and CFO require that the CEO and CFO disclose that information to our Board's Audit Committee and to our independent auditors and to report on related matters in this section of the annual report on Form 10-K. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, we considered what revision, improvement and/or correction to make in accord with our on-going procedures.

In accord with SEC requirements, the CEO and CFO note that, since the date of the Controls Evaluation to the date of this annual report on Form 10-K, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Conclusions. Based upon the Controls Evaluation, our CEO and CFO have concluded that, subject to the limitations noted above, the Company's Disclosure Controls and Internal Controls (as defined in Exchange Act Rule13a—14(c)) are adequate and effective in timely alerting them to material information relating to the Company required to be included in the Company's filings with the SEC under the Securities Exchange Act of 1934.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. Not applicable.

(3) Exhibits.

(2.1) Agreement and Plan of Reorganization and Merger by and between Central Coast Bancorp, CCB Merger Company and Cypress Coast Bank dated as of December 5, 1995, incorporated by reference from Exhibit 99.1 to Form 8-K, filed with the Commission on December 7, 1995.

(3.1) Articles of Incorporation, as amended, incorporated by reference from Exhibit 10.18 to the Registrant's 2001 Annual Report on Form 10-K filed with the Commission on March 26, 2002.

(3.2) Bylaws, as amended, incorporated by reference from Exhibit 3.2 to Form 10-Q, filed with the Commission on August 13, 2001.

(4.1) Specimen form of Central Coast Bancorp stock certificate, incorporated by reference from the Registrant's 1994 Annual Report on Form 10-K filed with the Commission on March 31, 1995.

(10.1) Lease agreement dated December 12, 1994, related to 301 Main Street, Salinas, California incorporated by reference from the Registrant's 1994 Annual Report on Form 10-K filed with the Commission on March 31, 1995.

(10.2) King City Branch Lease incorporated by reference from Exhibit 10.3 to Registration Statement on Form S-4, No. 33-76972, filed with the Commission on March 28, 1994.

(10.3) Amendment to King City Branch Lease, incorporated by reference from Exhibit 10.4 to Registration Statement on Form S-4, No. 33-76972, filed with the Commission on March 28, 1994.

*(10.4) 1994 Stock Option Plan, as amended and restated, incorporated by reference from Exhibit 9.9 to Registration Statement on Form S-8, No. 33-89948, filed with the Commission on November 15, 1996.

*(10.5) Form of Nonstatutory Stock Option Agreement under the 1994 Stock Option Plan incorporated by reference from Exhibit 4.3 to Registration

Statement on Form S-8, No. 33-89948, filed with Commission on November 15, 1996.

*(10.6) Form of Incentive Stock Option Agreement under the 1994 Stock Option Plan incorporated by reference from Exhibit 4.4 to Registration Statement on Form S-8, No. 33-89948, filed with the Commission on November 15, 1996.

*(10.7) Form of Director Nonstatutory Stock Option Agreement under the 1994 Stock Option Plan incorporated by reference from Exhibit 4.5 to Registration Statement on Form S-8, No. 33-89948, filed with the Commission on November 15, 1996.

*(10.8) Form of Bank of Salinas Indemnification Agreement for directors and executive officers incorporated by reference from Exhibit 10.9 to Amendment No. 1 to Registration Statement on Form S-4, No. 33-76972, filed with the Commission on April 15, 1994.

*(10.9) 401(k) Pension and Profit Sharing Plan Summary Plan Description incorporated by reference from Exhibit 10.8 to Registration Statement on Form S-4, No. 33-76972, filed with the Commission on March 28, 1994.

*(10.10) Form of Executive Employment Agreement incorporated by reference from Exhibit 10.13 to the Company's 1996 Annual Report on Form 10-K filed with the Commission on March 31, 1997.

*(10.11) Form of Executive Salary Continuation Agreement incorporated by reference from Exhibit 10.14 to the Company's 1996 Annual Report on Form 10-K filed with the Commission on March 31, 1997.

*(10.12) Form of Indemnification Agreement incorporated by reference from Exhibit D to the Proxy Statement filed with the Commission on September 3, 1996, in connection with Registrant's 1996 Annual Shareholders' Meeting held on September 23, 1996.

(10.13) Purchase and Assumption Agreement for the Acquisition of Wells Fargo Bank Branches incorporated by reference from Exhibit 10.17 to the Registrant's 1996 Annual Report on Form 10-K filed with the Commission on March 31, 1997.

(10.14) Lease agreement dated November 27, 2001 related to 491 Tres Pinos Road, Hollister, California incorporated by reference from Exhibit 10.17 to the Registrant's 2001 Annual Report on Form 10-K filed with the Commission on March 26, 2002.

(10.15) Lease agreement dated February 11, 2002, related to 761 First Street, Gilroy, California incorporated by reference from Exhibit 10.18 to the Registrant's 2001 Annual Report on Form 10-K filed with the Commission on March 26, 2002.

(10.16) Lease agreement dated November 18, 2002, related to 439 Alvarado Street, Monterey.

(21.1) The Registrant's only subsidiary is its wholly owned subsidiary, Community Bank of Central California.

(23.1) Independent Auditors' Consent

(99.1) Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 the Sarbanes-Oxley Act of 2002

*Denotes management contracts, compensatory plans or arrangements.

(b) Reports on Form 8-K. A current report on Form 8-K was filed with the Commission on January 22, 2003, reporting a press release dated January 22, 2003 regarding the Company's operating results for the quarter and year ended December 31, 2002, and a second report on Form 8-K was filed with the Commission on January 28, 2003, reporting a press release dated January 28, 2003 regarding the Company's 10% stock dividend declared on January 27, 2003.

An Annual Report for the fiscal year ended December 31, 2002, and Notice of Annual Meeting and Proxy Statement for the Company's 2003 Annual Meeting will be mailed to security holders subsequent to the date of filing this Report. Copies of said materials will be furnished to the Commission in accordance with the Commission's Rules and Regulations.

SIGNATURES

Pursuant to the requirements of Section 13 or 14(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL COAST BANCORP

Date: March 20, 2003 By: /s/ NICK VENTIMIGLIA
Nick Ventimiglia, Chief Executive Officer (Principal Executive Officer)

Date: March 20, 2003 By: /s/ ROBERT STANBERRY
Robert Stanberry, Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ C. EDWARD BOUTONNET (C. Edward Boutonnet)	Director	3/20/03
(Bradford G. Crandall)	Director	3/20/03
/s/ ALFRED P. GLOVER (Alfred P. Glover)	Director	3/20/03
/s/ MICHAEL T. LAPSYS (Michael T. Lapsys)	Director	3/20/03
/s/ ROBERT M. MRAULE (Robert M. Mraule)	Director	3/20/03
/s/ DUNCAN L. MCCARTER (Duncan L. McCarter)	Director	3/20/03
/s/ LOUIS A. SOUZA (Louis A. Souza)	Director	3/20/03
/s/ MOSE E. THOMAS (Mose E. Thomas)	Director	3/20/03
/s/ NICK VENTIMIGLIA (Nick Ventimiglia)	Chairman and CEO	3/20/03

CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nick Ventimiglia, certify that:

1. I have reviewed this annual report on Form 10-K of Central Coast Bancorp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/S/NICK VENTIMIGLIA
Nick Ventimiglia, Chief Executive Officer

I, Robert M. Stanberry, certify that:

1. I have reviewed this annual report on Form 10-K of Central Coast Bancorp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/S/ ROBERT STANBERRY

Robert M Stanberry, Senior Vice President and
Chief Financial Officer

EXHIBIT 99.1

Certification of
Central Coast Bancorp
pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
regarding Annual Report on Form 10-K for the year ended December 31, 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Central Coast Bancorp, a California corporation (the "Company"), does hereby certify that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. Information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 20, 2003

/s/ NICK VENTIMIGLIA
Nick Ventimiglia
Chief Executive Officer

Dated: March 20, 2003

/s/ ROBERT M. STANBERRY
Robert M. Stanberry
Senior Vice President and
Chief Financial Officer

COMMUNITY BANK BRANCH LOCATIONS

We maintain 12 full service branches for your banking convenience
Open 9:00 a.m. to 5:00 p.m. Monday - Thursday • 9:00 a.m. to 6:00 p.m. Friday

Salinas Main Office
Pamela J. McCrumb
Vice President/Branch Manager
301 Main Street, PO Box 450
Salinas, CA 93901
831-422-6642 fax 831-422-9143

North Salinas-Westridge Center
Sue Storm
Vice President/Branch Manager
1285 North Davis Road
Salinas, CA 93907
831-784-7700 fax 831-784-7710
Open Saturday 9:00a.m. to 1:00p.m.

Monterey Main
John Danelon
Vice President/Branch Manager
439 Alvarado Street
Monterey, CA 93940
831-242-2000 fax 831-242-2005
Open Saturday 9:00a.m. to 1:00p.m.

New Monterey
Sally Green
Vice President/Branch Manager
599 Lighthouse Avenue
Monterey, CA 93940
831-649-5010 fax 831-649-5018

Seaside
Sandi Thibodeaux
Vice President/Branch Manager
1658 Fremont Boulevard, PO Box 806
Seaside, CA 93955
831-394-6900 fax 831-394-4754

Castroville
Dee Maitland
Vice President/Branch Manager
10601 Merritt Street
Castroville, CA 95012
831-633-3302 fax 831-633-2885

Hollister
Sheri Taylor
Vice President/Branch Manager
491 Tres Pinos Road
Hollister, CA 95023
831-634-4844 fax-831-634-4838

Marina
Renee Bailey
Vice President/Branch Manager
228 Reservation Road
Marina, CA 93933
831-384-6900 fax 831-384-0557

Watsonville
Kate Mahan
Vice President/Branch Manager
1915 Main Street
Watsonville, CA 95076
831-768-2668 fax 831-768-2663

Gilroy
Pete Welton
Vice President/Branch Manager
761 1st Street
Gilroy, CA 95020
408-847-3133 fax 408-847-1026

Gonzales
Rutilia C. Baltazar
Vice President/Branch Manager
400 Alta Street, PO Box 678
Gonzales, CA 93926
831-675-3637 fax 831-675-0430

King City
Milton "Butch" Heinsen
Vice President/Branch Manager
532 Broadway
King City, CA 93930
831-385-4144 fax 831-385-5558

LOGOS 1982 - 2002

1982


FARMERS &
MERCHANTS
BANK
OF SALINAS

1983


FARMERS & MERCHANTS
BANK of SALINAS

1983


BANK OF SALINAS

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1995


CCB
Central Coast Bancorp

1996-1999


CYPRESS
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COMMUNITY BANK
OF CENTRAL CALIFORNIA